SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 16, 2011

Press Release dated February 22, 2011

Press Release dated February 22, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: February 28, 2011

ENI ANNOUNCES RESULTS FOR THE FOURTH QUARTER
AND THE FULL YEAR 2010

San Donato Milanese, February 16, 2011 - Eni, the international oil and gas company, today announces the Group preliminary results for the fourth quarter and the full year 2010 (unaudited).

Financial Highlights

•	Adjusted operating profit: euro 4.74 billion in the quarter (up 28%); euro 17.3 billion for the full year (up 31.9%).
•	Adjusted net profit: euro 1.72 billion in the quarter (up 23.6%); euro 6.87 billion for the full year (up 31.9%).
•	Net profit: euro 0.55 billion in the quarter (up 40.2%); euro 6.32 billion for the full year (up 44.7%).
•	Cash flow: euro 3.15 billion in the quarter; euro 14.69 billion for the full year.
•	Dividend proposal for the full year of euro 1.00 per share (includes an interim dividend of euro 0.50 per share paid in September 2010).

Operational Highlights

•	Oil and natural gas production: 1.954 million barrels per day in the quarter, up 2% from 2009 on a comparable basis[1] (up 1.1% for the full year).
•	Preliminary year-end proved reserves estimate: 6.84 bboe with a reference Brent price of $79 per barrel. All sources reserve replacement ratio was 125% on a comparable basis[1].
•	Natural gas sales: up 1.3% to 28.76 billion cubic meters in the quarter (down 6.4% for the full year).
•	Junin 5 in Venezuela: established a joint venture for developing the giant oilfield with first oil expected in 2013.
•	Giant Zubair field in Iraq: first production booked in the fourth quarter.
•	Giant Perla field: appraised to be the largest gas discovery ever in Venezuela with volumes of gas in place of 400 billion cubic meters.
•	Poland: awarded licenses in high potential areas for shale gas.
•	Ecuador: renewed the service contract for the Villano oilfield with extension in the Oglan discovery area.
•	Started production at all 12 fields planned for the year.

Paolo Scaroni, Chief Executive Officer, commented:
"In 2010, Eni delivered operating and financial results which rank among the best in its peer group. In E&P, where we reported record production, we paved the way for future growth thanks to our entry into new countries, including Togo, Democratic Republic of Congo and Poland. We also strengthened our position in established areas of operation, such as Venezuela and Iraq, where we expect high productive potential. Thanks to our excellent strategic positioning, Eni will continue to generate industry-leading results, and create value for its shareholders."

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(1)	Excluding the impact of natural gas conversion factor update. For further information see page 8.

Financial Highlights

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

				SUMMARY GROUP RESULTS	(euro million)
2,466	4,084	2,875	16.6	Operating profit		12,055	16,111	33.6
3,702	4,106	4,739	28.0	Adjusted operating profit (a)		13,122	17,304	31.9
391	1,724	548	40.2	Net profit (b)		4,367	6,318	44.7
0.11	0.48	0.15	36.4	- per share (c)	(euro)	1.21	1.74	43.8
0.33	1.24	0.41	24.2	- per ADR (c) (d)	($)	3.36	4.62	37.5
1,394	1,699	1,723	23.6	Adjusted net profit (a) (b)		5,207	6,869	31.9
0.38	0.47	0.48	26.3	- per share (c)	(euro)	1.44	1.90	31.9
1.12	1.21	1.30	16.1	- per ADR (c) (d)	($)	4.01	5.04	25.7

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 29.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Adjusted operating profit for the fourth quarter of 2010 was euro 4.74 billion, an increase of 28% compared with the fourth quarter of 2009. For the full year, adjusted operating profit was euro 17.3 billion, an increase of 31.9% from a year ago. These results reflected excellent operating performance reported by the Exploration & Production division (an increase of 43.7% and 46.4% compared with the fourth quarter and the full year 2009) driven by higher oil prices and the appreciation of the dollar vs. the euro. Also, the Engineering & Construction division reported a robust performance (up 33.1% and 18.4% in both reporting periods). The downstream refining and petrochemical businesses both reported consistent improvement in operating performance, thanks to a more favorable trading environment. In contrast, the Gas & Power division reported sharply lower results as unit margins and gas volumes sold in the first three quarters were hit by strong competitive pressures.

Adjusted net profit
Adjusted net profit for the fourth quarter of 2010 was euro 1.72 billion, up 23.6% compared with a year ago. For the full year, net profit increased by 31.9% to euro 6.87 billion, as a result of improved operating performance in both reporting periods. These positives were partly offset by a higher adjusted tax rate (up 2 percentage points and 0.8 percentage points on a quarterly and yearly basis, respectively).

Capital expenditures
Capital expenditures amounted to euro 3.9 billion for the quarter and euro 13.9 billion for the full year, mainly relating to the continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructure.

Cash flow
The main cash inflows for the quarter were net cash generated by operating activities amounting to euro 3,146 million (euro 14,694 million for the full year) benefiting from a cash inflow from transferring certain account receivables without recourse to factoring institutions, amounting to euro 1,279 million due in 2011. These inflows were balanced by outflows for pre-payments to the Company’s suppliers of gas under long-term contracts upon triggering the take-or-pay clause (euro 937 million for the quarter and euro 1,238 million for the full year). Proceeds from divestments amounted euro 211 million (euro 1,113 million for the full year). These inflows were used to fund part of the financing requirements associated with capital expenditures of euro 3,912 million (euro 13,870 million for the full year), the dividend payments to Eni’s shareholders amounting to euro 3,622 million, relating to the interim dividend for fiscal year 2010 and the payment of the balance of 2009 dividend. Other dividend payments to non-controlling interests amounted to euro 514 million. As a result, net borrowings2 as of December 31, 2010 amounted to euro 26,119 million, representing an increase of euro 858 million from September 30, 2010 and euro 3,064 million from December 31, 2009.

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(2)	Information on net borrowings composition is furnished on page 38.

Financial Ratios
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – was 0.47 at December 31, 2010 up from 0.46 as of December 31, 2009.
Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period to December 31, 2010 was 10.7% (9.2% at December 31, 2009).

Dividend 2010
The Board of Directors intends to submit a proposal for distributing a cash dividend of euro 1.00 per share4 (euro 1.00 in 2009) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.50 per share which was paid as interim dividend in September 2010. The balance of euro 0.50 per share is payable to shareholders on May 26, 2011, the ex-dividend date being May 23, 2011.

Operational highlights and trading environment

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

				KEY STATISTICS
1,886	1,705	1,954	n.m.	Production of oil and natural gas (a)	(kboe/d)	1,769	1,815	n.m.
1,886	1,679	1,924	2.0	Production of oil and natural gas net of updating the natural gas conversion factor		1,769	1,789	1.1
1,073	948	1,049	(2.2)	- Liquids	(kbbl/d)	1,007	997	(1.0)
4,668	4,203	5,021	7.6	- Natural gas	(mmcf/d)	4,374	4,540	4.0
28.39	18.60	28.76	1.3	Worldwide gas sales	(bcm)	103.72	97.06	(6.4)
1.82	1.19	1.52	(16.5)	- of which: E&P sales in Europe and the Gulf of Mexico		6.17	5.65	(8.4)
9.42	10.70	10.23	8.6	Electricity sales	(TWh)	33.96	39.54	16.4
3.00	3.19	2.92	(2.7)	Retail sales of refined products in Europe	(mmtonnes)	12.02	11.73	(2.4)

(a)	From April 1, 2010, the natural gas conversion factor from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). For further information see page 8.

Exploration & Production
In the fourth quarter of 2010, Eni’s reported liquids and gas production reached the record level of 1.954 mmboe/d (1,815 kboe/d for the full year). This was calculated assuming a natural gas conversion factor to barrel equivalent which was updated to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods; for further disclosures on this matter see page 8). On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production showed an increase of 2% on a quarter-to-quarter basis, and was up 1.1% for the full year. Production growth was driven by additions from new field start-ups, particularly the Zubair field in Iraq started up in the fourth quarter, amounting to 90 and 40 kboe/d in the quarter and full year, respectively. Those trends were partly offset by mature field declines. Lower entitlements in the Company’s Production Sharing Agreements (PSAs) due to higher oil prices, as well as lower gas uplifts in Libya as a result of oversupply conditions in the European market were partly offset by lower OPEC restrictions resulting in a net negative impact of approximately 7 kboe/d on an annual basis and in a net positive impact of approximately 10 kboe/d in the quarter.

Gas & Power
Eni’s gas sales in the fourth quarter of 2010 amounted to 28.76 bcm with an increase of 1.3% compared with the fourth quarter of 2009. Eni’s performance on European markets (up 1.11 bcm or 8.3%) was driven by organic growth in key markets such as Northern Europe (including UK), France, the Iberian Peninsula and higher spot volumes marketed at continental hubs. In Italy, volumes growth (up 0.54 bcm or 5.4%) was driven by higher spot sales due to seasonal effects, the recapture of customers in the wholesale segment, and a good performance in the industrial segment as Eni’s customers utilized more gas. These increases were partly offset

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(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 38 and 39 for leverage and ROACE, respectively.
(4)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

by lower off-takes by importers to Italy (down 34.8%) due to oversupply in the Italian market.
For the full year, gas sales (97.06 bcm) declined by 6.4% versus 2009, dragged down by sharply lower sales volumes in the Italian market (down by 5.75 bcm or 14.4%) as all market segments posted volume losses. Specifically, sales to the power generation segment declined as clients opted to directly purchase gas on the marketplace, while sales to industrial customers were dragged down by increased competitive pressures fuelled by oversupplies and sluggish demand growth. Sales to importers declined by 2.04 bcm or 19.5% due to negative market trends. On a positive note, European markets experienced a good performance as sales increased by 1.11 bcm or 2.5%, driven by growth in Northern Europe (including UK), France, Germany and the Iberian Peninsula, while sales decreased in Turkey, Belgium and Hungary.

Refining & Marketing
Refining margins remained unprofitable due to weak underlying fundamentals (sluggish demand, excess capacity and high inventory levels) and high feedstock costs. In the fourth quarter of 2010, the marker Brent margin was $2.74 per barrel ($2.66 per barrel in the full year), higher than the extremely low levels touched in the fourth quarter 2009 (up $1.5 per barrel in the quarter, or 121%, and down by $0.5 per barrel, or 15%, for the full year). Eni’s margins in the same period slightly profited from a re-opening of light-heavy crude differentials in the Mediterranean area (the Brent vs Ural spread was up $0.9 a barrel) and from higher premiums on feedstock for gasoline compared to fuel oil. Both factors favored the profitability of Eni’s high conversion refineries. Higher utilities expenses were incurred due to rising costs for fuel oil.
In the fourth quarter of 2010, volumes of refined products marketed on the Italian network declined by 4% (down 4.4% in the full year). The performance was affected by declining domestic consumption and increasing competitive pressures that caused Eni’s market share to drop by almost 0.8 percentage points to 30.4% in the quarter. On the positive side, volumes marketed on European markets increased by 1.4% and 3.7% in the fourth quarter and the full year respectively, benefiting from the purchase of a network of service stations in Austria and an improved performance in Eastern Europe, Germany and France.

Currency
Results of operations were helped by the depreciation of the euro vs. the US dollar, down 8.1% and 4.7% in the fourth quarter and the full year, respectively.

Portfolio developments

In 2010, Eni continued to progress its growth strategy, particularly in the Exploration & Production segment, as foundations of a new development phase were laid. We strengthened our presence in two countries with tremendous mineral potential: in Venezuela, we signed agreements for developing the giant Junin 5 oilfield and discovered the maxi gas field Perla, offshore; and in Iraq we achieved development milestones at the giant Zubair oilfield. 2010 also marked Eni’s entry in new high potential countries such as Togo, the Democratic Republic of Congo and, in non conventional resources, Poland. In the Gas & Power segment, Eni consolidated its presence in the French market and renewed its strategic partnership with Gazprom. Eni’s portfolio was rationalized by divesting non strategic assets.

Venezuela
In November 2010, Eni and Venezuelan company PDVSA signed the contracts for the development of the giant Junín 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. The two partners plan to achieve first oil by 2013 at an initial rate of 75,000 barrels per day, targeting a long-term production plateau of 240,000 barrels per day to be reached in 2018. In addition to development, the project provides for the construction of a refinery designed to process the field production.
Appraisal activities performed in 2010 confirmed Perla as a major gas discovery, one of the most significant in recent years and the largest ever in Venezuela, with volumes of gas in place of over 400 bcm. The Perla field, located in the Cardón IV Block, in the shallow water of the Gulf of Venezuela, is currently licensed and operated by a 50/50 Joint Venture with an international oil company. The partners are planning to fast track development of Perla through an early production phase of 10 bcm per day, targeted to start-up by 2013. The Venezuelan state company PDVSA owns a 35% back-in right to be exercised in the development phase.

Iraq
Eni has achieved an increase in production by more than 10% above the initial production rate of approximately 180 kbbl/d at the giant Zubair oilfield. Lifting production above that level means that Eni has begun the cost recovery of its work on the field by booking its share of production for the fourth quarter, including receiving a remuneration fee for every extra barrel of oil produced above the 10% target. Eni, with a 32.8% share, is leading the consortium in charge of redeveloping the Zubair field over a 20 year period, targeting a production plateau of 1.2 mmbbl/d in the next six years.

Alaska
In February 2011, production start-up was achieved at the Nikaitchuq operated field (Eni 100%), located in the North Slope basins offshore Alaska, with resources of 220 million barrels. Peak production is expected at 28 kbbl/d.

Angola
In January 2011, Eni was awarded rights to explore and the operatorship of offshore Block 35 in Angola, with a 30% interest. The agreement foresees drilling 2 wells and 3D seismic surveys to be carried out in the first 5 years of exploration. This deal is subject to the approval of the relevant authorities.

China
In January 2011, Eni signed a Memorandum of Understanding with CNPC/Petrochina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China. The parties will also cooperate in the field of advanced technology, with a special focus on the exploitation of unconventional oil and gas resources.

Ecuador
In November 2010, Eni signed with the Government of Ecuador new terms for the service contract for the Villano oilfield, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. Development will be achieved in synergy with existing facilities.

Democratic Republic of Congo
In August 2010, Eni signed an agreement with UK-based Surestream Petroleum to acquire a 55% stake and operatorship in the Ndunda block located in the Democratic Republic of Congo. The agreement has already been sanctioned by the relevant authorities.

Togo
In October 2010, Eni was awarded operatorship of offshore Block 1 and Block 2 (Eni 100%) in the Dahomey Basin as part of its agreements with the Government of Togo to develop the country’s offshore mineral resources. The area is located in a scarcely explored basin bordered to the west by the analogous Tano Basin where major discoveries have been made previously.

Poland
In December 2010, Eni acquired the Minsk Energy Resources operating 3 licenses in the Polish Baltic Basin, a highly prospective shale gas play. Drilling operations are expected to start in 2011. Through this agreement, Eni makes its entrance into European unconventional gas, in line with the company’s strategy of expanding its position in unconventional resources.

Signed an extension to the strategic agreement with Gazprom
Eni and Gazprom signed the extension to 2012 of the strategic agreement signed in November 2006. This consolidates a long term partnership to launch joint projects in mid and downstream gas, in the upstream sector and in technological cooperation.

France
In December 2010, Eni increased its share in Altergaz, a company marketing natural gas in France to retail and middle market clients, to 55.2%, as founding partners of the company exercised a put option on a 15% stake. Eni now controls the entity.

Exploration activities
In 2010, significant exploratory successes were achieved. In addition to Perla, the main discoveries were made in:
(i) Angola with the exploratory wells Cabaca South East and Mpungi located in the 15/06 offshore block (Eni 35%, operator);
(ii) offshore United Kingdom with the Culzean appraisal well (Eni 16.9%);
(iii) Indonesia with a gas well in the Jangkrik (Eni 55%) field;
(iv) Norway with the Fossekall (Eni 11.5%) and the Flyndretind oil discoveries (Eni 29.4%);
(v) onshore Egypt with the North El Qara gas discovery (Eni 75%) and the Arcadia oil discovery (Eni 56%), both already in production;
(vi) Nigeria with the Tuomo 4 oil discovery (Eni 20%).

Portfolio optimization

Divestment of Società Padana Energia
On October 19, 2010, with a view to rationalizing its upstream portfolio, Eni divested its subsidiary Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.

Divestment of interest in Gas Brasiliano Distribuidora
In May 2010, Eni signed a preliminary agreement with an affiliate of Petrobras for the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes gas in an area of the Sao Paulo state, Brazil. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

Sale of 25% of the share capital of GreenStream BV
In April 2010, Eni sold to NOC (Libyan National Oil Corp) a 25% stake in the share capital and the control of GreenStream BV, the Company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya.

Divestment of international pipelines

Procedures for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines are progressing. The divestment is part of the commitments presented by Eni to the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The Commission accepted Eni’s commitments as of September 29, 2010.

Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues

The parent company Eni SpA also on behalf of other Group companies (including in particular Syndial) filed a proposal with the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest (Priolo, Napoli Orientale, Brindisi, Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela) where the Group companies have started, as guiltless owners of a number of industrial areas, environmental restoration and clean-up activities. The proposal includes a definition of a number of pending proceedings relating to clean-up issues and environmental damage.
The framework of the transaction proposal includes: (i) a global environmental transaction as per article 2 of Law Decree 208/2008 (related to the Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela sites); (ii) the subscription of certain environmental framework agreements that have already been signed by relevant administrative bodies which interested businesses may opt for adhering to (related to the Priolo, Brindisi and Napoli Orientale sites); and (iii) the closing of a civil lawsuit regarding environmental damage at the Pieve Vergonte site.
Briefly, Eni and its subsidiaries through the proposal:

-	commit to execute environmental investments amounting to euro 600 million as provided by the 2011-2014 industrial plan in order to achieve higher levels of efficiency and energy sustainability of their plants;
-	reaffirm their commitment to carry out a number of projects to clean up and restore proprietary or concession areas in the above mentioned sites with overall expenditures amounting to euro 1,250 million;
-	pledge to pay the Ministry for the Environment a contribution in cash amounting to euro 450 million in view of executing clean-up and remediation works in public areas next to Eni and its subsidiaries proprietary areas;
-	give certain proprietary areas to interested public administrations for free in order to pursue certain local development projects.

As a result of the filing of the proposal of global transaction following thorough and extended contacts with the public bodies, Eni took a charge amounting to euro 1,109 million to the environmental provision in its 2010 consolidated accounts, with a net effect on profit for the year of euro 783 million including the tax impact of the operation. The charge had no effect on the Group’s consolidated net borrowings at period end. In case of finalization of the global transaction, the payment of the accrued provision will be made progressively according to the achievement of executive agreements for each site.
A complex administrative procedure is going to start following the presentation of Eni’s proposal to the Ministry. That entity is responsible for drafting a framework transaction which will undergo technical review on part of all interested administrative bodies including public and local authorities. Finally, the transaction signed by Eni is due to be ratified by the Italian Council of Ministers.

Outlook

Eni will host a strategy presentation on March 10, 2011 to outline the Company’s targets for the 2011-2014 four-year plan.
The 2011 outlook is still characterized by a certain degree of uncertainty and volatility. However the global economic recovery has been gaining momentum recently. Eni forecasts a solid trend for Brent crude oil prices supported by healthier global oil demand. For capital budgeting and financial planning purposes, Eni assumes an average Brent price of 70 $/barrel for the full year 2011.
Management expects that the European gas market will remain depressed as sluggish demand growth is insufficient to absorb current oversupplies. Refining margins are expected to remain unprofitable due to weak underlying fundamentals and high feedstock costs.
Against this backdrop, key volumes trends for the year are expected to be the following:

-	Production of liquids and natural gas is forecast to slightly increase compared to 2010 (1.815 million boe/d was the actual level in 2010). This estimate is based on the Company’s assumption of a Brent price of 70 $/barrel for the full year. Growth will be driven by ramping-up fields started in 2010 mainly in Iraq, and new field start-ups in Australia, Algeria and the United States, partly offset by mature field declines;
-	Worldwide gas sales: are expected to be at least in line with 2010 (in 2010 actual sales amounted to 97.06 bcm). Considering mounting competitive pressure in the gas market, the achievement of this target as well as stabilizing the market share will be supported by strengthening the Company’s leadership on the European market, marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas supply contracts;
-	Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and efficiency programs;
-	Refining throughputs on Eni’s account are planned to be in line with 2010 (actual throughputs in 2010 were 34.8 mmtonnes), due to higher volumes processed on more competitive refineries, the optimization of refinery cycles, as well as efficiency actions implemented in response to a volatile trading environment;
-	Retail sales of refined products in Italy and the rest of Europe are expected to be in line with 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker demand. Management plans to improve sales and profitability leveraging on selective pricing and marketing initiatives, starting new service stations and developing the "non-oil" business;
-	The Engineering & Construction business confirms solid results due to increasing turnover and a robust order backlog.

In 2011, management plans to make capital expenditures broadly in line with 2010 (euro 13.87 billion was invested in 2010) and will mainly be directed to developing giant fields and starting production at new important fields in the Exploration & Production division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructure. Assuming a Brent price of 70 $/barrel and the divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than the 2010 level.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace.
It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2010 (unaudited).
Full year and quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

The evaluation and recognition criteria applied in the preparation of this report are unchanged from those adopted for the preparation of the 2009 Annual Report, with the exception of the international accounting standards that have come into force from January 1, 2010 described in the section of the 2009 Annual Report "Accounting standards and interpretations issued by IASB/IFRIC and endorsed by EU".
Adoption of those accounting standards did not have any significant impacts on the financial results of the fourth quarter and full year 2010 with the sole exception of interpretation IFRIC12 "Service Concession Arrangements". IFRIC12 provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the operator shall recognize the concession as an intangible asset or as a financial asset on the basis of the agreements. Based on existing arrangements in Eni Group companies, adoption of IFRIC12 has led to the Company classifying infrastructures used to provide the public service within intangible assets in the balance sheet as of June 30, 2010. Balance sheet data as of December 31, 2009 have been restated accordingly for an amount of euro 3,412 million (i.e. the net book value of infrastructures used to provide the public service which were presented within property, plant and equipment in prior years).
Considering the tariff set-up of public services rendered under concessions arrangements and absent any benchmarks, the Company was in no position to reliably quantify margins for construction and upgrading activities and consequently capital expenditures made in the period have been recognized as contract work in progress for an equal amount as costs incurred. Infrastructures used to provide the public service are amortized on the basis of the expected pattern of consumption of expected future economic benefits embodied in those assets and their residual value, as provided by the relevant regulatory framework.
From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. The effect of this update on production expressed in boe was 26 kboe/d for the full year 2010. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies use different conversion rates.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first nine months of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the fourth quarter and full year 2010 (unaudited) is also available on the Eni web site: eni.com

Summary results for the fourth quarter and the full year 2010
(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

22,077	22,704	27,950	26.6	Net sales from operations		83,227	98,360	18.2
2,466	4,084	2,875	16.6	Operating profit		12,055	16,111	33.6
(135)	28	(132)		Exclusion of inventory holding (gains) losses		(345)	(881)
1,371	(6)	1,996		Exclusion of special items		1,412	2,074
				of which:
250		(246)		- non recurring items		250	(246)
1,121	(6)	2,242		- other special items		1,162	2,320

3,702	4,106	4,739	28.0	Adjusted operating profit		13,122	17,304	31.9

(157)	46	(184)		Net finance (expense) income (a)		(551)	(692)
151	178	82		Net income from investments (a)		700	781
(2,015)	(2,174)	(2,618)		Income taxes (a)		(7,114)	(9,459)
54.5	50.2	56.5		Tax rate	(%)	53.6	54.4

1,681	2,156	2,019	20.1	Adjusted net profit		6,157	7,934	28.9

				Breakdown by division (a):
1,019	1,329	1,587	55.7	Exploration & Production	3,878	5,600	44.4
852	438	644	(24.4)	Gas & Power	2,916	2,558	(12.3)
(118)	48	(48)	59.3	Refining & Marketing	(197)	(49)	75.1
(85)	18	(37)	56.5	Petrochemicals	(340)	(85)	75.0
229	258	266	16.2	Engineering & Construction	892	994	11.4
(83)	(54)	(40)	51.8	Other activities	(245)	(216)	11.8
(95)	60	(228)	..	Corporate and financial companies	(744)	(699)	6.0
(38)	59	(125)		Impact of unrealized intragroupprofit elimination (b)	(3)	(169)

391	1,724	548	40.2	Net profit attributable to Eni’s shareholders	4,367	6,318	44.7
(31)	16	(96)		Exclusion of inventory holding (gains) losses	(191)	(610)
1,034	(41)	1,271		Exclusion of special items	1,031	1,161
				of which:
250		(246)		- non recurring items	250	(246)
784	(41)	1,517		- other special items		781	1,407

1,394	1,699	1,723	23.6	Adjusted net profit attributable to Eni’s shareholders		5,207	6,869	31.9

				Net profit attributable to Eni’s shareholders
0.11	0.48	0.15	36.4	per share	(euro)	1.21	1.74	43.8
0.33	1.24	0.41	24.2	per ADR	($)	3.36	4.62	37.5
				Adjusted net profit attributable to Eni’s shareholders
0.38	0.47	0.48	26.3	per share	(euro)	1.44	1.90	31.9
1.12	1.21	1.30	16.1	per ADR	($)	4.01	5.04	25.7
3,622.4	3,622.5	3,622.5		Weighted average number of outstanding shares (c)		3,622.4	3,622.5
1,481	2,409	3,146	112.4	Net cash provided by operating activities		11,136	14,694	32.0

3,894	2,851	3,912	0.5	Capital expenditures		13,695	13,870	1.3

(a)	Excluding special items. For a detailed explanation of adjusted net profit by division see page 29.
(b)	Unrealized intragroup profit concerns profit on intragroup sale of products, goods, services and tangible and intangible goods reported in the acquiring company’s assets at period end.
(c)	Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

74.57	76.86	86.48	16.0	Average price of Brent dated crude oil (a)		61.51	79.47	29.2
1.478	1.291	1.359	(8.1)	Average EUR/USD exchange rate (b)		1.393	1.327	(4.7)
50.45	59.54	63.64	26.1	Average price in euro of Brent dated crude oil		44.16	59.89	35.6
1.24	2.09	2.74	121.0	Average European refining margin (c)		3.13	2.66	(15.0)
1.80	2.44	3.78	110.0	Average European refining margin Brent/Ural (c)		3.56	3.47	(2.5)
0.84	1.62	2.02	140.5	Average European refining margin in euro		2.25	2.00	(11.1)
0.7	0.8	1.0	42.9	Euribor - three-month euro rate	(%)	1.2	0.8	(33.3)
0.3	0.4	0.3		Libor - three-month dollar rate	(%)	0.7	0.3	(57.1)

(1)	In USD dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results

Net profit attributable to Eni’s shareholders for the fourth quarter of 2010 was euro 548 million, an increase of euro 157 million from the fourth quarter of 2009, or 40.2%. For the full year, net profit was euro 6,318 million, an increase of euro 1,951 million from 2009, or 44.7%. These increases reported in both reporting periods were driven by an improved operating performance (up by 16.6% and 33.6% in the fourth quarter and the full year, respectively) which was mainly reported by the Exploration & Production division, reflecting the favorable trading environment. These positives were partly offset by certain extraordinary charges amounting to approximately euro 2 billion both in the quarter and the full year, up euro 600 million from the same periods of the previous year. The results were helped by higher profits reported from equity-accounted and cost-accounted entities, including certain gains on divestments (approximately euro 300 million). These increases were partly offset by higher income taxes (down euro 484 million and euro 2,401 million in the fourth quarter of 2010 and the full year, respectively compared to the corresponding 2009 reporting periods).

Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,723 million for the fourth quarter of 2010, an increase of euro 329 million from the fourth quarter of 2009, or 23.6%. Full-year adjusted net profit was euro 6,869 million, an increase of euro 1,662 million from 2009, or 31.9%. Adjusted net profit for the fourth quarter was calculated by excluding an inventory holding profit of euro 96 million and net special charges of euro 1,271 million, resulting in an overall adjustment equivalent to an increase of euro 1,175 million. For the full year, an inventory holding profit of euro 610 million and net special charges of euro 1,161 million resulted in an overall adjustment equivalent to an increase of euro 551 million.
Special charges or gains of the operating profit for the full year mainly related to:
(i) the impairment of goodwill allocated to the European gas marketing cash generating unit in the Gas & Power division, based on weak 2010 results and a reduced outlook for profitability (euro 426 million), impairment of oil&gas properties in the Exploration & Production division reflecting a changed pricing environment and downward reserve revisions (euro 127 million), as well as impairment charges of capital expenditures on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical divisions (euro 128 million);
(ii) an environmental provision amounting to euro 1,109 million related to a proposal for a global transaction on certain environmental issues filed with the Italian Ministry for the Environment, as disclosed on page 6 of this press release;
(iii) provisions for redundancy incentives (euro 423 million) following implementation of efficiency actions, and including a provision of euro 284 million representing the charge to be borne by Eni as part of a personnel mobility program in Italy for the period 2010-2011 in compliance with Law 223/1991;
(iv) a gain amounting to euro 270 million reflecting the favorable outcome of an antitrust proceeding resulting in a provision accrued in previous reporting periods being reversed almost entirely to 2010 profit. The provision was originally accrued to take into account a resolution of the Italian Antitrust Authority, who charged Eni with anti-competitive behavior for having allegedly refused third party access to the pipeline for importing natural gas from Algeria.

Special items in net profit included a currency adjustment, amounting to euro 33 million, to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Certain special gains were also recorded relating to the divestment of Società Padana Energia (euro 169 million), a 25% stake in GreenStream (euro 93 million), including a gain from revaluing the residual interest in the venture, and a 100% interest in the Belgian company DistriRe (euro 47 million), as well as an impairment of the Company’s interest in an industrial venture in Venezuela (euro 28 million)5.

Results by division
The increase in the Group adjusted net profit in both the fourth quarter and the full year reflected a higher adjusted net profit mainly reported by the Exploration & Production, Refining & Marketing, Petrochemical and Engineering & Construction divisions. The Gas & Power division reported lower results.

__________________

(5)	A further impairment of the Company’s interest in the above mentioned industrial venture resulting from the Bolivar translation differences was accounted on the Company’s equity for a total amount of euro 30 million.

Exploration & Production
The Exploration & Production division reported better adjusted net results (up 55.7% and 44.4% in the fourth quarter and the full year, respectively) driven by an improved operating performance (up euro 1,224 million, or 43.7%, in the fourth quarter; up euro 4,400 million, or 46.4%, for the full year). This was driven by higher hydrocarbon realizations in dollar terms (up 14% and 18.6% in the quarter and the full year, respectively), and the depreciation of the euro against the dollar (down 8.1% in the fourth quarter; down 4.7% in the full year).

Refining & Marketing
In the fourth quarter of 2010 the Refining & Marketing division successfully reduced the adjusted operating loss by approximately 80% (from minus euro 196 million to minus euro 39 million) and the adjusted net profit by approximately 60%. This improvement reflected better results delivered by the refining business helped by a less unfavorable trading environment, cost efficiencies and optimization and integration efforts. The Marketing business results were dragged down by rapidly escalating supply prices, which were only partially transferred to prices at the pump, and lower sales volumes on the Italian network. Those negatives were partly offset by higher volumes sold in European retail markets. For the full year, the division reported a substantial recovery in losses with adjusted operating loss falling by 52.1% (from euro -357 million in the full year 2009 to euro -171 million in 2010) and adjusted net loss reduced by 75.1% (from euro -197 million to euro -49 million) due to an improved performance of the Marketing business and less negative trends in the Refining business.

Petrochemicals
In the fourth quarter of 2010, the Petrochemical division reported a reduction in adjusted operating loss (down by 28.8%) from a prior-year loss of euro 104 million, to a loss of euro 74 million in the fourth quarter of 2010. For the full year, net operating loss was reduced by 73.5% (from euro -426 million to euro -113 million). These improvements were driven by increased sales volumes which were up by 8.6% and 10.9% in the fourth quarter and the full year respectively, following a recovery in demand on end-markets, higher product margins recorded in the first nine months of 2010 and cost efficiencies. In the fourth quarter of 2010, the Petrochemical division results were negatively impacted by higher supply costs of oil-based feedstock that were not fully recovered in sale prices. The adjusted net loss reduced by 56.5% and 75% in the fourth quarter and the full year respectively due to a better operating performance.

Engineering & Construction
The Engineering & Construction division reported solid results in 2010. Adjusted operating profit increased by 33.1% and 18.4%, to euro 378 million and euro 1,326 million in the fourth quarter and the full year, respectively. These improvements were driven by revenue growth and higher profitability of acquired orders. Adjusted net profit increased by 16.2% and 11.4% in the fourth quarter and the full year, respectively.

Gas & Power
The Gas & Power division reported a reduced adjusted operating profit, down by euro 350 million in the fourth quarter or 31.1%, and by euro 782 million for the full year or 20%. The Marketing operating performance was sharply lower in both reporting periods (down by 67.2% and 57.4%, respectively) as a result of shrinking marketing margins, and volume losses in Italy, against the backdrop of mounting competitive pressure fuelled by weak demand and over-supply. The Marketing results were also impacted by unfavorable trends recorded in spreads between spot prices at European hubs which have become a prevailing reference for selling prices on the marketplace outside Italy and oil-linked gas purchase costs in the Eni's portfolio. Lower results reported by the Marketing business were partly offset by a robust operating performance delivered by the Regulated Businesses in Italy (up 8.6% and 13.8% in the quarter and in the full year, respectively). Adjusted net profit of the Gas & Power division amounted to euro 644 million in the fourth quarter (down 24.4% from the fourth quarter of 2009) and euro 2,558 million in the full year (down 12.3% from a year ago).

Liquidity and capital resources

Summarized Group Balance Sheet6

(euro million)

Dec. 31, 2009	Sep. 30, 2010	Dec. 31, 2010	Change vs. Dec. 31, 2009	Change vs. Sep. 30, 2010

Fixed assets (a)
Property, plant and equipment	59,765	64,583	67,133	7,368	2,550
Inventory - compulsory stock	1,736	1,909	2,024	288	115
Intangible assets	11,469	11,466	11,171	(298)	(295)
Equity-accounted investments and other investments	6,244	5,979	6,090	(154)	111
Receivables and securities held for operating purposes	1,261	1,810	1,743	482	(67)
Net payables related to capital expenditures	(749)	(663)	(970)	(221)	(307)

	79,726	85,084	87,191	7,465	2,107
Net working capital
Inventories	5,495	6,797	6,583	1,088	(214)
Trade receivables	14,916	14,818	17,146	2,230	2,328
Trade payables	(10,078)	(10,219)	(13,142)	(3,064)	(2,923)
Tax payables and provisions for net deferred tax liabilities	(1,988)	(3,848)	(2,719)	(731)	1,129
Provisions	(10,319)	(10,306)	(11,651)	(1,332)	(1,345)
Other current assets and liabilities (b)	(3,968)	(2,533)	(1,176)	2,792	1,357
	(5,942)	(5,291)	(4,959)	983	332
Provisions for employee post-retirement benefits	(944)	(1,008)	(1,031)	(87)	(23)
Net assets held for sale including related liabilities	266	592	646	380	54

CAPITAL EMPLOYED, NET	73,106	79,377	81,847	8,741	2,470

Shareholders’ equity
Eni shareholders’ equity	46,073	49,870	51,206	5,133	1,336
Non-controlling interest	3,978	4,246	4,522	544	276
	50,051	54,116	55,728	5,677	1,612
Net borrowings	23,055	25,261	26,119	3,064	858

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	79,377	81,847	8,741	2,470

Leverage	0.46	0.47	0.47	0.01

(a)	For the effects deriving from the application of IFRIC 12, see the methodology note at page 8.
(b)	Include receivables and securities for financing operating activities for euro 442 million (euro 339 million and euro 386 million at December 31, 2009 and September 30, 2010, respectively) and securities covering technical reserves of Eni’s insurance activities for euro 267 million (euro 284 million and euro 261 million at December 31, 2009 and September 30, 2010, respectively).

TThe Group’s balance sheet as of December 31, 2010 was impacted by a drop in the exchange rate of the euro versus the US dollar, which was down by 7.3% from December 31, 2009 (from 1.441 to 1.336 dollars per euro as of December 31, 2010). This trend increased net capital employed, net equity and net borrowings by approximately euro 2,610 million, euro 2,130 million and euro 480 million, respectively, as a result of exchange rate translation differences. Compared to the consolidated balance sheet as of September 30, 2010, the depreciation of the euro versus the US dollar as recorded at December 31, 2010 vs. September 30, 2010 (down by 2.6%) increased net capital employed, net equity and net borrowings by approximately euro 710 million, euro 530 million and euro 180 million, respectively. These increases together with net profit for the year, partly absorbed the increased level of net borrowings, resulting in the Group leverage to be barely unchanged at 0.47 compared to the level of 0.46 as of December 31, 2009 and 0.47 as of September 30, 2010.

__________________

(6)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Fixed assets amounted to euro 87,191 million, representing an increase of euro 7,465 million from December 31, 2009, reflecting exchange rate translation differences and capital expenditure incurred in the year (euro 13,870 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 9,579 million).

Net working capital amounting to a negative euro 4,959 million was barely unchanged from December 31, 2009. Increasing oil, gas and petroleum products inventories due to the impact of rising oil prices on inventories stated at the weighted average cost, were offset by a decreased balance of trade payables and trade receivables. Reduced trade receivables were influenced by transferring certain receivables without recourse to factoring institutions, amounting to euro 1,279 million due in 2011, increasing group cash inflows. A positive impact was also registered in connection with higher tax payables and net provisions for deferred tax liabilities accrued in the year, and increased provisions for environmental liabilities following the proposal of a global transaction filed with the Italian Ministry for the Environment disclosed on page 6 of this press release. Those were offset by increasing "Other current assets and liabilities" due to deferred costs accrued in connection with the Company’s long-term gas supply contracts whereby the Company has the contractual obligation to lift minimum annual quantities of gas or in case of failure, pre-pay the whole price or a fraction of those quantities as provided by the so-called take-or-pay clause. The total amount accrued as of end of 2010 was euro 1,436 million (including 2009 amounts). Company’s trade payables vs. suppliers of gas have been almost entirely paid at year end.

Net assets held for sale including related liabilities (euro 646 million) mainly related to the following assets: (i) the subsidiary Gas Brasiliano Distribuidora, following the preliminary agreement signed with a third party to divest its entire share capital and the subsidiaries and associates engaged in gas transport in Germany, Switzerland and Austria as the divestment plan has been ratified by the European Commission.

Shareholders’ equity including non-controlling interests increased by euro 5,677 million to euro 55,728 million, reflecting comprehensive income earned in the period (euro 9,801 million). This comprised the full year net profit (euro 7,383 million) and foreign currency translation differences, as well as dividend payments to Eni’s shareholders (euro 3,622 million), and non-controlling interests, mainly Snam Rete Gas and Saipem (euro 514 million).

Summarized Group Cash Flow Statement7

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

678	2,181	844	Net profit	5,317	7,383
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
3,242	1,642	2,979	- depreciation, depletion and amortization and other non monetary items	9,117	9,024
58	(135)	(173)	- net gains on disposal of assets	(226)	(552)
1,764	2,243	2,292	- dividends, interest, taxes and other changes	6,843	9,368
(1,649)	(1,798)	(41)	Changes in working capital related to operations	(1,195)	(1,726)
(2,612)	(1,724)	(2,755)	Dividends received, taxes paid, interest (paid) received during the period	(8,720)	(8,803)

1,481	2,409	3,146	Net cash provided by operating activities	11,136	14,694
(3,894)	(2,851)	(3,912)	Capital expenditures	(13,695)	(13,870)
(46)	(186)	(109)	Investments and purchase of consolidated subsidiaries and businesses	(2,323)	(410)
28	107	211	Disposals	3,595	1,113
214	104	330	Other cash flow related to capital expenditures, investments and disposals	(295)	228

(2,217)	(417)	(334)	Free cash flow	(1,582)	1,755
13	12	(44)	Borrowings (repayment) of debt related to financing activities	396	(26)
2,167	2,090	548	Changes in short and long-term financial debt	3,841	2,272
(86)	(1,808)	(143)	Dividends paid and changes in non-controlling interest and reserves	(2,956)	(4,099)
(13)	(40)	10	Effect of changes in consolidation and exchange differences	(30)	39

(136)	(163)	37	NET CASH FLOW FOR THE PERIOD	(331)	(59)

Change in net borrowings

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

(2,217)	(417)	(334)	Free cash flow	(1,582)	1,755
		(33)	Net borrowings of acquired companies		(33)
(212)	306	(348)	Exchange differences on net borrowings and other changes	(141)	(687)
(86)	(1,808)	(143)	Dividends paid and changes in non-controlling interest and reserves	(2,956)	(4,099)
(2,515)	(1,919)	(858)	CHANGE IN NET BORROWINGS	(4,679)	(3,064)

Net cash provided by operating activities amounted to euro 14,694 million for the full year and benefited from a cash inflow from transferring certain account receivables without recourse to factoring institutions, amounting to euro 1,279 million due in 2011. On a negative side, these inflows were impacted by cash outflows associated with pre-payments to the Company’s suppliers of gas under long-term contracts upon triggering the take-or-pay clause (euro 1,238 million). Proceeds from divestments amounted to euro 1,113 million and related mainly to the divestment of a 25% interest in the GreenStream venture (euro 75 million), non-strategic assets in the Exploration & Production division (euro 456 million), also including the divestment of Società Padana Energia (euro 179 million), as

__________________

(7)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

well as the divestment of the 51% stake in the joint venture OOO SeverEnergia to Gazprom (euro 526 million). Eni’s share of this transaction was collected in two tranches, the second one in March 2010.
Those cash inflows were used to fund part of the cash outflows relating to capital expenditure totaling euro 13,870 million and dividend payments to Eni’s shareholders amounting to euro 3,622 million, which included payment of the interim dividend 2010 (euro 1,811 million). Dividends paid to non-controlling interests amounted to euro 514 million, mainly relating to Saipem and Snam Rete Gas. Net borrowings as of December 31, 2010 increased by euro 3,064 million from December 31, 2009.

Other information

Eni SpA parent company preliminary accounts for 2010
Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2010 prepared in accordance with IFRSs. Net profit for the full year was euro 6,179 million (euro 5,061 million in 2009). The euro 1,118 million increase was mainly due to (i) net profit from investments, largely relating to higher dividends received by controlled entities, partly offset by larger losses reported by certain controlled entities; (ii) lower income taxes; (iii) lower finance charges. These positives were partly offset by the lower operating performance reported by the Gas & Power division and the reduced inventory holding profit reported by the Refining & Marketing division overshadowing an improved underlying performance.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2010, nine of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the fourth quarter and the full year 2010 is provided in the following pages.

Exploration & Production

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

RESULTS	(euro million)
6,648	6,648	8,280	24.5	Net sales from operations		23,801	29,497	23.9
2,411	3,369	3,799	57.6	Operating profit		9,120	13,866	52.0
393	(73)	229		Exclusion of special items:		364	18
		30		- environmental charges			30
403	1	97		- asset impairments		618	127
8	(57)	(17)		- gains on disposal of assets		(270)	(241)
20	5	84		- provision for redundancy incentives		31	97
(38)	(23)	31		- re-measurement gains/losses on commodity derivatives		(15)
	1	4		- other			5
2,804	3,296	4,028	43.7	Adjusted operating profit		9,484	13,884	46.4

(57)	(50)	(49)		Net finance income (expense) (a)		(23)	(205)
24	16	(8)		Net income from investments (a)		243	274
(1,752)	(1,933)	(2,384)		Income taxes (a)		(5,826)	(8,353)
63.2	59.3	60.0		Tax rate	(%)	60.0	59.9
1,019	1,329	1,587	55.7	Adjusted net profit		3,878	5,600	44.4
				Results also include:
2,436	1,578	2,015	(17.3)	- amortization and depreciation		7,365	7,051	(4.3)
				of which:
350	251	318	(9.1)	exploration expenditures		1,551	1,199	(22.7)
269	185	201	(25.3)	- amortization of exploratory drilling expenditures and other		1,264	802	(36.6)
81	66	117	44.4	- amortization of geological and geophysical exploration expenses		287	397	38.3
2,490	1,967	2,573	3.3	Capital expenditures		9,486	9,690	2.2
				of which:
284	203	294	3.5	- exploratory expenditure (b)		1,228	1,012	(17.6)

				Production (c) (d) (e)
1,073	948	1,049	(2.2)	Liquids (f)	(kbbl/d)	1,007	997	(1.0)
4,668	4,203	5,021	7.6	Natural gas	(mmcf/d)	4,374	4,540	4.0
1,886	1,705	1,954	n.m.	Total hydrocarbons	(kboe/d)	1,769	1,815	n.m.
1,886	1,679	1,924	2.0	Total hydrocarbons net of updatingthe natural gas conversion factor		1,769	1,789	1.1

				Average realizations
68.42	70.37	76.72	12.1	Liquids (f)	($/bbl)	56.95	72.76	27.8
5.20	5.67	6.75	29.9	Natural gas	($/mmcf)	5.62	6.02	7.1
52.24	53.63	59.55	14.0	Total hydrocarbons	($/boe)	46.90	55.60	18.6

				Average oil market prices
74.57	76.86	86.48	16.0	Brent dated	($/bbl)	61.51	79.47	29.2
50.45	59.54	63.64	26.1	Brent dated	(euro/bbl)	44.16	59.89	35.6
76.06	76.04	85.06	11.8	West Texas Intermediate	($/bbl)	61.69	79.39	28.7
153.27	151.15	134.20	(12.4)	Gas Henry Hub	($/kcm)	139.49	174.10	24.8

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 48.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	From April 1, 2010, the natural gas conversion factor from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). For further information see page 8.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted operating profit amounting to euro 4,028 million for the fourth quarter of 2010, representing an increase of euro 1,224 million from the fourth quarter of 2009, or 43.7%. The performance was driven by higher oil and gas realizations in dollars (up 12.1% and 29.9%, respectively) and the positive impact associated with the depreciation of the euro over the US dollar (up approximately euro 150 million).

Special charges excluded from adjusted operating profit amounted to euro 229 million and mainly regarded impairments of proved and unproved properties due to changed pricing scenario and downward reserve revisions, provision for redundancy incentives as well as re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.
Fourth-quarter adjusted net profit increased by euro 568 million to euro 1,587 million from the fourth quarter of 2009 due to improved operating performance.

Full-year adjusted operating profit was euro 13,884 million, an increase of euro 4,400 million compared to 2009, up 46.4%, mainly driven by higher oil and gas realizations in dollars (up 27.8% and 7.1%, respectively). Lower expenses were also incurred in connection with exploration activities and a positive impact associated with the depreciation of the euro over the US dollar (up approximately euro 400 million) was recorded. These positives were partly offset by rising operating costs and amortization charges resulting from development activities as new fields were brought into production.
In 2010 special charges excluded from adjusted operating profit of euro 18 million related to gains on the divestment of certain exploration and production assets, impairments of oil&gas properties as well as provisions for redundancy incentives.
Full-year adjusted net profit increased by euro 1,722 million to euro 5,600 million compared to 2009 due to improved operating performance.

Operating review

In the fourth quarter of 2010, Eni’s oil and natural gas production reached the record level of 1,954 kboe/d. When excluding the effect of the updated gas conversion factor as disclosed above (see page 8), production increased by 2% from the fourth quarter of 2009. Performance was positively influenced by new field start-ups and production ramp-ups at the 12 fields which were started-up in 2010, in particular the start up of the giant Zubair field in Iraq (for a total increase of 90 kboe/d). These increases were offset in part by mature field declines. Lower entitlements in the Company’s PSAs due to higher oil prices and lack of OPEC restrictions resulted in a net positive impact of approximately 10 kboe/d. The share of oil and natural gas produced outside Italy was 91% (91% in the fourth quarter of 2009).

Liquids production (1,049 kbbl/d) decreased by 24 kbbl/d (down 2.2%). Mature field declines were partly offset by production start-ups, in particular the Zubair field (Eni’s interest 32.8%) in Iraq.

Gas production (5,021 mmcf/d) increased by 353 mmcf/d from the fourth quarter of 2009 (up 7.6%). Organic growth and production start-ups achieved in Nigeria, Australia and Norway were partially offset by mature field declines.

Eni reported oil and natural gas production for the full year of 1,815 kboe/d. Production grew by 1.1% in the full year when excluding the effect of the updated gas conversion factor as disclosed above (see page 8).
Performance was mainly driven by new field start-ups and production ramp-ups at fields which were started-up in 2009 (for a total increase of 40 kboe/d). These increases were offset in part by mature field declines. Lower entitlements in the Company’s PSAs due to higher oil prices, as well as lower gas uplifts in Libya as a result of oversupply conditions in the European market were partly offset by lower OPEC restrictions resulting in a net negative impact of approximately 7 kboe/d. The share of oil and natural gas produced outside Italy was 90% (90% in 2009).

Liquids production (997 kbbl/d) decreased by 10 kbbl/d (down 1%). The impact of mature field declines was partly offset by organic growth and production start-ups achieved in Nigeria, Italy and Iraq.

Natural gas production (4,540 mmcf/d) increased by 166 mmcf/d from 2009 (up 4%). The main increases were registered in Nigeria and Australia, partly offset by mature field declines.

In the fourth quarter of 2010, liquids realizations increased on average by 12.1% in dollar terms from the corresponding period a year ago (up 27.8% in the full year) driven by favorable market conditions (Brent increased by 16% and 29.2% in the fourth quarter and full year, respectively).

Eni’s average liquids realizations decreased by 1.67 $/bbl in the fourth quarter of 2010 (1.33 $/bbl in the full year) due to the settlement of certain commodity derivatives relating to the sale of 7.2 mmbbl in the quarter (28.5 mmbbl in the full year). This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period. As of December 31, 2010, the residual amount of that hedging transaction was 9 mmbbl.

Eni’s average gas realizations increased by 29.9% in the fourth quarter and at a slower pace in the full year (7.1%) due to different pace in the first part of the year related to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

95.4	84.8	100.2	Sales volumes	(mmbbl)	373.5	357.1
10.5	7.1	7.2	Sales volumes hedged by derivatives (cash flow hedge)		42.2	28.5

69.88	71.52	78.39	Total price per barrel, excluding derivatives	($/bbl)	56.98	74.09
(1.46)	(1.15)	(1.67)	Realized gains (losses) on derivatives		(0.03)	(1.33)

68.42	70.37	76.72	Total average price per barrel		56.95	72.76

Estimated net proved reserves (preliminary)

Full Year 2009	Full Year 2010	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbbl)	3,463	3,623	4.6
Natural Gas	(bcf)	17,850	17,882
Hydrocarbons	(mmboe)	6,571	6,843	4.1
of which:
- Italy		703	724	3.0
- Outside Italy		5,868	6,119	4.3
Estimated net proved developed reserves
Liquids	(mmbbl)	2,035	2,003	(1.6)
Natural Gas	(bcf)	11,884	11,211	(5.9)
Hydrocarbons	(mmboe)	4,104	4,022	(2.0)

(a)	Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2010 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2009			6,571

Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors			946
of which:
- price effect		(80)
- effect of updating the natural gas conversion factor		106

Sales of minerals-in-place			(12)
Production for the year			(662)

Estimated net proved reserves at December 31, 2010			6,843

Reserve replacement ratio, all sources (b)	(%)		125
Reserve replacement ratio, all sources and excluding price effect (b)	(%)		135

(b)	Net of updating the natural gas conversion factor. This factor has been updated to 1 barrel of oil = 5,550 cubic feet of gas in 2010.

Net additions to proved reserves booked in 2010 were 946 mmboe. The amount includes the impact of gas conversion factor update (106 mmboe). Net additions pertaining to discoveries, extensions, improved recovery, revision of previous estimates and other factors were partly offset by the unfavorable effect of higher oil prices on reserve entitlements in certain PSAs and service contracts (down 80 mmboe) resulting from higher oil prices from a year ago (the Brent price used in the reserve estimation process was $79 per barrel in 2010 compared to $59.9 per barrel in 2009). Higher oil prices also resulted in upward revisions associated with improved economics of marginal productions.

Sales of mineral-in-place resulted mainly from the divestment of wholly-owned subsidiary Padana Energia to Gas Plus, which holds exploration, development and production properties in Northern Italy.

In 2010, Eni achieved an all-sources reserve replacement ratio net of gas conversion factor update of 125%. Excluding price effects, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

The Company will provide additional details relating to its 2010 reserve activity in its regular annual filings with Italian market authorities and the US SEC.

Gas & Power

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

RESULTS	(euro million)
7,468	5,812	9,096	21.8	Net sales from operations		30,447	29,576	(2.9)
1,004	438	550	(45.2)	Operating profit		3,687	2,896	(21.5)
(9)	(22)	11		Exclusion of inventory holding (gains) losses		326	(117)
132	30	216		Exclusion of special items		(112)	340
				of which:
		(270)		Non-recurring items			(270)
132	30	486		Other special items:		(112)	610
1	7	14		- environmental charges		19	25
27		426		- asset impairments		27	436
(1)	1	2		- gains on disposal of assets		(6)	4
115		78		- risk provisions		115	78
13	3	64		- provision for redundancy incentives		25	75
(23)	19	(60)		- re-measurement gains/losses on commodity derivatives		(292)	30
		(38)		- other			(38)
1,127	446	777	(31.1)	Adjusted operating profit		3,901	3,119	(20.0)
549	(112)	180	(67.2)	Marketing		1,721	733	(57.4)
487	500	529	8.6	Regulated businesses in Italy (a)		1,796	2,043	13.8
91	58	68	(25.3)	International transport		384	343	(10.7)
4	7	5		Net finance income (expense) (b)		(15)	19
94	118	93		Net income from investments (b)		332	406
(373)	(133)	(231)		Income taxes (b)		(1,302)	(986)
30.4	23.3	26.4		Tax rate	(%)	30.9	27.8
852	438	644	(24.4)	Adjusted net profit		2,916	2,558	(12.3)
591	393	615	4.1	Capital expenditures		1,686	1,685	(0.1)

				Natural gas sales	(bcm)
10.01	6.60	10.55	5.4	Italy		40.04	34.29	(14.4)
18.38	12.00	18.21	(0.9)	International sales		63.68	62.77	(1.4)
15.97	9.88	16.16	1.2	- Rest of Europe		55.45	54.52	(1.7)
0.59	0.93	0.53	(10.2)	- Extra European markets		2.06	2.60	26.2
1.82	1.19	1.52	(16.5)	- E&P sales in Europe and in the Gulf of Mexico		6.17	5.65	(8.4)
28.39	18.60	28.76	1.3	WORLDWIDE GAS SALES		103.72	97.06	(6.4)
9.42	10.70	10.23	8.6	Electricity sales	(bcm)	33.96	39.54	16.4
21.56	17.26	23.00	6.7	Gas volumes transported in Italy	(TWh)	76.90	83.32	8.3

(a)	From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the company decided to adjust the useful life of these assets in line with the conventional tariff duration. The impact on quarterly operating profit has been euro 5 million (euro 31 million in the full year 2010).
(b)	Excluding special items.

Results

In the fourth quarter of 2010, the Gas & Power division reported adjusted operating profit of euro 777 million, a decrease of euro 350 million from the fourth quarter of 2009, down 31.1%. The decrease was due to a lower performance delivered by the Marketing business which reported an operating profit of euro 180 million, down 67.2% from the same period of the previous year. The negative trends in the Marketing business were caused by strong competitive pressures and an unfavorable trading environment, partly offset by the positive effect of the renegotiation of certain long-term supply contracts and supply optimization actions. Results were also impacted by certain gains on the settlement of non-hedging commodity derivatives associated with future sales of gas and electricity which were accounted for in the fourth quarter of 2009 and amounted to euro 143 million, while such gains amounted to euro 13 million in the fourth quarter of 2010. As those derivatives in both reporting periods did not meet all formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge accounting and thus bringing forward gains and losses associated with those derivatives to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see page 25). The EBITDA pro-forma adjusted delivered by the Marketing business in the fourth quarter of 2010 showed a smaller decline than that of the operating profit compared to the fourth quarter of 2009, in line with underlying business trends. The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes as disclosed on page 25.
The adjusted operating performance of the regulated businesses in Italy was up by 8.6%.

Special items excluded from adjusted operating profit amounted to net charges of euro 216 million in the fourth quarter of 2010 (euro 340 million for the full year 2010). These mainly related to the impairment of goodwill attributed to the European marketing cash generating unit, based on 2010 results and on reduced growth expectations for this business, as well as risk provisions and provisions for redundancy incentives.
In the fourth quarter of 2010, a non recurring gain amounting to euro 270 million was recorded. This item related to the favorable settlement of antitrust proceedings concerning alleged anti-competitive behavior attributed to Eni following an alleged unjustified refusal to grant access to the import pipeline from Algeria in 2003. This resulted in a significantly lower fine imposed than the one sanctioned by the antitrust authority in 2003.

Adjusted net profit for the fourth quarter of 2010 was euro 644 million, down by euro 208 million from the fourth quarter of 2009, or 24.4%. The decline was caused by a lowered operating performance partly offset by a lowered adjusted tax rate (from 30.4% to 26.4%).

In 2010, the Gas & Power division reported adjusted operating profit of euro 3,119 million, a decrease of euro 782 million from 2009, down 20%, due to a lower performance delivered by the Marketing business (down 57.4%).This was partly offset by a better performance of the Italian regulated businesses (up 13.8%). The results for Marketing activity did not take into account certain gains recorded in previous reporting periods on the settlement of non-hedging commodity derivatives amounting to euro 116 million, which could be associated with the sale of gas and electricity occurred in 2010. On the contrary, 2009 results reflected gains amounting to euro 133 million recorded on the settlement of certain non-hedging derivatives and concerning future sales. Those gains were reflected in calculating the EBITDA pro-forma adjusted which represented those derivatives as being hedges with associated gains recognized in each of the reporting periods where the associated sales occurred (see page 5). The EBITDA pro-forma adjusted for the full year 2010 showed a smaller decline compared to the previous year (down 30.2%). The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes as disclosed on page 25.

Operating review

Marketing
In the fourth quarter of 2010, the Marketing business reported sharply lower adjusted operating profit of euro 180 million, down euro 369 million or 67.2% from the fourth quarter of 2009. Considering the impact associated with the above mentioned non-hedging commodity derivatives, Marketing results were negatively impacted by:
i) increasing competitive pressures in Italy, due to a prevailing oversupply in the marketplace and sluggish demand growth, resulting in price reductions to customers during the marketing campaign for the new thermal year beginning on October 1, 2010;
ii) outside Italy, the persistence of unprofitable differentials between oil-linked gas purchase costs provided in Eni’s long-term gas supply contracts and spot prices recorded at European hubs which have become a prevailing reference for selling prices;
iii) an unfavorable scenario for energy parameters.
These negatives were partly offset by the benefit associated with the renegotiation of a number of long-term supply contracts and supply optimization measures, as well as increased domestic sales.
In 2010, adjusted operating profit was euro 733 million, a decrease of euro 988 million from 2009 (down 57.4%) due to the same factors described for the quarter, as well as strong gas sales reduction mainly recorded in Italy in the first nine months of 2010.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

10.01	6.60	10.55	5.4	ITALY	40.04	34.29	(14.4)
1.47	0.50	1.76	19.7	Wholesalers	5.92	4.84	(18.2)
0.41	0.14		..	Gas release	1.30	0.68	(47.7)
1.35	1.21	1.69	25.2	Italian exchange for gas and spot markets	2.37	4.65	96.2
1.62	1.43	1.89	16.7	Industries	7.58	6.41	(15.4)
0.39	0.06	0.37	(5.1)	Medium-sized enterprises and services	1.08	1.09	0.9
1.29	1.32	1.14	(11.6)	Power generation	9.68	4.04	(58.3)
1.98	0.38	2.14	8.1	Residential	6.30	6.39	1.4
1.50	1.56	1.56	4.0	Own consumption	5.81	6.19	6.5
18.38	12.00	18.21	(0.9)	INTERNATIONAL SALES	63.68	62.77	(1.4)
15.97	9.88	16.16	1.2	Rest of Europe	55.45	54.52	(1.7)
2.64	1.37	1.72	(34.8)	Importers in Italy	10.48	8.44	(19.5)
13.33	8.51	14.44	8.3	European markets	44.97	46.08	2.5
1.64	1.92	1.86	13.4	Iberian Peninsula	6.81	7.11	4.4
1.59	0.99	1.61	1.3	Germany-Austria	5.36	5.67	5.8
4.75	2.05	4.15	(12.6)	Belgium	14.86	14.06	(5.4)
0.82	0.17	0.84	2.4	Hungary	2.58	2.36	(8.5)
1.31	0.89	2.04	55.7	Northern Europe	4.31	5.22	21.1
1.30	1.03	1.47	13.1	Turkey	4.79	3.95	(17.5)
1.53	1.08	2.00	30.7	France	4.91	6.09	24.0
0.39	0.38	0.47	20.5	Other	1.35	1.62	20.0
0.59	0.93	0.53	(10.2)	Extra European markets	2.06	2.60	26.2
1.82	1.19	1.52	(16.5)	E&P sales in Europe and in the Gulf of Mexico	6.17	5.65	(8.4)
28.39	18.60	28.76	1.3	WORLDWIDE GAS SALES	103.72	97.06	(6.4)

Sales of natural gas for the fourth quarter of 2010 were 28.76 bcm, an increase of 0.37 bcm from the fourth quarter of 2009, up 1.3%. This was the result of higher volumes sold on the Italian market and on European markets. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes on the Italian market amounted to 10.55 bcm, up 0.54 bcm or 5.4%, due to higher spot volumes exchanged on the PVS and the power exchange due to seasonal effects (up 0.34 bcm) and higher sales to wholesalers (up 0.29 bcm) due to recapture of clients, while a good performance was recorded in the industrial segment (up 0.27 bcm) as clients lifted higher volumes. These increases more than offset the reduction of gas sales to the power generation business (down 0.15 bcm).
Sales to importers in Italy declined by 0.92 bcm (down 34.8%) due to oversupply on the Italian market.
Sales in Europe increased by 1.11 bcm, up 8.3%, reflecting organic growth achieved in key markets, in particular in Northern Europe (including UK, up 0.73 bcm), France (up 0.47 bcm), the Iberian Peninsula (up 0.22 bcm) and Turkey (up 0.17 bcm). Also higher spot sales were reported at continental hubs. Lower sales were recorded in Belgium due to strong competitive pressure.

In 2010, sales of natural gas were 97.06 bcm, down 6.66 bcm or 6.4%, mainly due to unfavorable trends on the Italian market. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.

Sales volumes on the Italian market declined by 5.75 bcm, or 14.4%, to 34.29 bcm. The decline was driven by lower sales recorded in the power generation business (down 5.64 bcm), as clients opted to directly purchase gas on the marketplace. Lower sales to industrial customers (down 1.17 bcm) and wholesalers (down 1.08 bcm) were caused by increased competitive pressure fuelled by oversupply and weak demand. Sales on the Italian exchange for gas and spot market increased by 2.28 bcm, while sales volumes to the residential sector (6.39 bcm, up 0.09 bcm) were nearly unchanged.
Sales to importers in Italy declined by 2.04 bcm (down 19.5%) due to oversupply on the Italian market.
Despite strong competitive pressures, sales on target markets in Europe showed a positive trend, increasing by approximately 1 bcm, or 2.5%, to 46.08 bcm. The main drivers behind the increase were organic growth achieved in France (up 1.18 bcm due to organic growth), Northern Europe (including UK, up 0.91 bcm), Germany/Austria (up 0.31 bcm) and the Iberian Peninsula (up 0.30 bcm). Declines were recorded in Turkey (down 0.84 bcm), Belgium (down 0.80 bcm) and Hungary (down 0.22 bcm).

Electricity sales for the fourth quarter of 2010 increased by 8.6% (by 16.4% for the full year) to 10.23 TWh in the quarter (39.54 TWh on yearly basis), driven by a slight recovery in electricity demand and growth in the client base, and mainly related to higher sales on open-markets (up 0.26 TWh and up 2.74 TWh in the fourth quarter and the full year, respectively) benefiting from higher trading and higher volumes traded on the Italian power exchange (up 0.28 TWh and up 2.43 TWh in the fourth quarter and for the full year, respectively).

Regulated Businesses in Italy
In the fourth quarter of 2010, these businesses reported an adjusted operating profit of euro 529 million, up euro 42 million from the same period a year-ago, or 8.6%, due to synergies achieved by integrating the businesses following the reorganization in 2009. The Transport business increased its operating performance by euro 29 million, or 8.9%, mainly due to: (i) an increase in volumes transported; (ii) lower operating costs related to in-kind remuneration of gas used in transport activity; (iii) lower amortization charges, related to the revision of the useful lives of gas pipelines (from 40 to 50 years); and (iv) the recognition in tariffs of new investments.
Also the Distribution Business reported improved results (up euro 19 million) driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The Storage business reported an adjusted operating profit of euro 52 million, slightly lower than in the fourth quarter of 2009 (euro 58 million).

In 2010, these businesses reported an adjusted operating profit of euro 2,043 million, up euro 247 million, or 13.8% mainly due to the improved results achieved by the Transport (up euro 173 million) and Distribution (up euro 71 million) activities due to the same factors described above.
Adjusted operating profit of the Storage business was euro 230 million (euro 227 million for 2010).

Volumes of gas transported in Italy (23 bcm in the fourth quarter of 2010 and 83.32 bcm in the full year) increased by 1.44 bcm from the fourth quarter of 2009 and by 6.42 bcm for the full year reflecting a recovery in domestic gas demand.

In 2010, 8 bcm of gas were input to Company’s storage deposits (up 0.19 bcm from 2009) while 7.59 bcm were supplied (down 1.12 bcm compared to 2009). Storage capacity amounted to 14.2 bcm, of which 5 bcm were destined to strategic storage.

International Transport
This business reported an adjusted operating profit of euro 68 million for the fourth quarter of 2010 (euro 343 million for the full year) representing a decrease of euro 23 million from the fourth quarter of 2009, or 25.3% (down euro 41 million, or 10.7%, from 2009), mainly due to the impact of the accident at the Swiss line of the import pipeline from Northern Europe.

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

1,159	675	921	(20.5)	Proforma adjusted EBITDA	4,403	3,853	(12.5)
623	128	387	(37.9)	Marketing	2,392	1,670	(30.2)
(143)	47	(13)		of which: +/(-) adjustment on commodity derivatives	(133)	116
363	368	389	7.2	Regulated businesses in Italy	1,345	1,486	10.5
173	179	145	(16.2)	International transport	666	697	4.7

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.56% as of December 30, 2010, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA, divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

RESULTS	(euro million)
9,066	10,724	12,048	32.9	Net sales from operations		31,769	43,027	35.4
(423)	(65)	(146)	65.5	Operating profit (a)		(102)	149	..
(152)	45	(167)		Exclusion of inventory holding (gains) losses		(792)	(659)
379	34	274		Exclusion of special items:		537	339
31	2	133		- environmental charges		72	169
325	14	29		- asset impairments		389	76
(1)		(6)		- gains on disposal of assets		(2)	(16)
2		2		- risk provisions		17	2
11	2	105		- provision for redundancy incentives		22	113
11	15	7		- re-measurement gains/losses on commodity derivatives		39	(10)
	1	4		- other			5
(196)	14	(39)	80.1	Adjusted operating profit		(357)	(171)	52.1
				Net finance income (expense) (b)
14	33	(7)		Net income from investments (b)		75	92
64	1	(2)		Income taxes (b)		85	30
..	..	..		Tax rate	(%)	..	..
(118)	48	(48)	59.3	Adjusted net profit		(197)	(49)	75.1
254	63	381	50.0	Capital expenditures		635	711	12.0

				Global indicator refining margin
1.24	2.09	2.74	121.0	Brent	($/bbl)	3.13	2.66	(15.0)
0.84	1.62	2.02	140.5	Brent	(euro/bbl)	2.25	2.00	(11.1)
1.80	2.44	3.78	110.0	Brent/Ural	($/bbl)	3.56	3.47	(2.5)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.97	6.64	6.66	11.6	Refining throughputs of wholly-owned refineries		24.02	25.70	7.0
7.30	7.60	7.66	4.9	Refining throughputs on own account Italy		29.40	29.56	0.5
1.31	1.35	1.32	0.8	Refining throughputs on own account Rest of Europe		5.15	5.24	1.7
8.61	8.95	8.98	4.3	REFINING THROUGHPUTS ON OWN ACCOUNT		34.55	34.80	0.7
2.26	2.28	2.17	(4.0)	Retail sales Italy		9.03	8.63	(4.4)
0.74	0.91	0.75	1.4	Retail sales Rest of Europe		2.99	3.10	3.7
3.00	3.19	2.92	(2.7)	Total retail sales in Europe		12.02	11.73	(2.4)
2.47	2.50	2.58	4.5	Wholesale Italy		9.56	9.45	(1.2)
0.96	1.06	0.99	3.1	Wholesale Rest of Europe		3.66	3.88	6.0
3.43	3.56	3.57	4.1	Total wholesale in Europe		13.22	13.33	0.8
0.10	0.11	0.11	10.0	Wholesale other		0.41	0.42	2.4
5.59	5.15	5.55	(0.7)	Other sales		19.94	21.32	6.9
12.12	12.01	12.15	0.2	SALES		45.59	46.80	2.7

				Refined product sales by region
6.90	7.01	7.01	1.6	Italy		26.68	27.01	1.2
1.70	1.97	1.74	2.4	Rest of Europe		6.65	6.98	5.0
3.52	3.03	3.40	(3.4)	Rest of World		12.26	12.81	4.5

(a)	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The impact on quarterly operating profit has been euro 19 million (euro 76 million for the full year 2010).
(b)	Excluding special items.

Results

In the fourth quarter of 2010, the Refining & Marketing division achieved a reduction of approximately 80% in its adjusted operating loss from euro 196 million in the year-earlier period to euro 39 million. The improvement reflected a less severe trading environment for the refining business, with Eni’s complex refineries helped by widening price differentials between light and heavy crudes and gasoline vs. gasoil spreads. The Refining business also benefited from efficiency enhancement measures, optimization and integration of refinery cycles.

The Marketing activity was affected by rapidly rising supply costs that were only partially transferred to prices at the pump, and lower retail sales in Italy. These negatives were partly offset by higher sales on European networks.

Special charges excluded from adjusted operating loss amounted to euro 274 million and euro 339 million in the fourth quarter 2010 and the full year 2010 respectively, and mainly related to environmental provisions referred to the environmental transaction filed with the Italian Ministry of the Environment (as disclosed on page 6), provisions for redundancy incentives as well as impairment of capital expenditures on assets impaired in previous reporting periods.

In the fourth quarter of 2010, adjusted net loss was reduced by euro 70 million to euro 48 million mainly due to a lower operating loss.

In 2010, the Refining & Marketing division substantially halved its adjusted operating loss (from euro 357 million to euro 171 million) due to an improved refining scenario and the better results achieved by the Marketing activity in spite of lower retail sales in Italy.
Adjusted net loss in 2010 amounted to euro 49 million, with a substantial improvement from 2009 (up 75.1%).
The result was also supported by higher profits reported by equity-accounted entities (up euro 17 million).

Operating review

Eni’s refining throughputs for the fourth quarter of 2010 were 8.98 mmtonnes (34.80 mmtonnes in the full year), up 4.3% from the fourth quarter of 2009 (up 0.7% for the full year).
Higher volumes were processed in Italy (up 4.9% and 0.5% in the fourth quarter and the full year, respectively) at the Livorno, Gela and Taranto plants as the trading environment improved from a year ago and optimization of refining cycles was implemented. In addition higher volumes were processed due to the coming on stream of a new hydro-cracking unit in Taranto and lower planned standstills affected the partially-owned Milazzo refinery. These effects were partly offset by the termination of a process contract on third-party refinery.
Eni’s refining throughputs outside Italy were in line with the fourth quarter of 2009 (up 1.7% on yearly basis) supported by higher throughput in the Czech Republic as a consequence of increased margins and demand recovery.
Retail sales in Italy of 2.17 mmtonnes in the fourth quarter of 2010 (8.63 mmtonnes for the full year) decreased by approximately 90 ktonnes, down 4% (approximately 400 ktonnes, down 4.4% for the full year), driven by lower demand which mainly impacted gasoline and, to a lesser extent, gasoil and rising competitive pressure.
Eni’s retail market share for the fourth quarter was 30.4%, down 0.8 percentage point from the fourth quarter 2009 (31.2%). Eni’s a market share for 2010 averaged 30.4%, down 1.1 percentage points from 2009 (31.5%).
Wholesale sales in Italy (2.58 mmtonnes) increased by approximately 110 ktonnes, up 4.5%, mainly due to a recovery in the consumption of jet fuel and gasoil despite a decline in demand from industrial customers affecting, in particular, fuel oil and bunkering. Sales in 2010 declined by approximately 110 ktonnes, down 1.2%, with fuel oil hit the most. Eni's wholesale market share for the full year averaged 29.2%, up 1.6 percentage points from 2009 (27.6%).
Retail sales in the rest of Europe of approximately 750 ktonnes in the fourth quarter of 2010 (3.10 mmtonnes in the full year) increased by 1.4% from the fourth quarter of 2009 (up 3.7% in the full year). The increase was driven by volume additions in Austria, reflecting the purchase of service stations, and by enhanced performance in Eastern Europe.
Wholesale sales in the rest of Europe increased to 990 ktonnes (3.88 mmtonnes for the full year) due to the purchase of service stations in Austria, higher product availability and a recovery of consumption in Germany, as well as bitumen sales in France.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

22,077	22,704	27,950	26.6	Net sales from operations		83,227	98,360	18.2
284	211	208	(26.8)	Other income and revenues		1,118	956	(14.5)
(16,728)	(16,799)	(22,293)	(33.3)	Operating expenses		(62,532)	(73,757)	(18.0)
(250)		246		of which non recurring items		(250)	246
94	37	61	35.1	Other operating income (expense)		55	131	..
(3,261)	(2,069)	(3,051)	6.4	Depreciation, depletion, amortization and impairments		(9,813)	(9,579)	2.4

2,466	4,084	2,875	16.6	Operating profit		12,055	16,111	33.6
(157)	60	(186)	(18.5)	Finance income (expense)		(551)	(727)	(31.9)
17	197	287	..	Net income from investments		569	1,156	..

2,326	4,341	2,976	27.9	Profit before income taxes		12,073	16,540	37.0
(1,648)	(2,160)	(2,132)	(29.4)	Income taxes		(6,756)	(9,157)	(35.5)
70.9	49.8	71.6		Tax rate	(%)	56.0	55.4
678	2,181	844	24.5	Net profit		5,317	7,383	38.9
				of which attributable to:
391	1,724	548	40.2	- Eni’s shareholders		4,367	6,318	44.7
287	457	296	3.1	- Non-controlling interest		950	1,065	12.1

391	1,724	548	40.2	Net profit attributable to Eni’s shareholders		4,367	6,318	44.7
(31)	16	(96)		Exclusion of inventory holding (gains) losses		(191)	(610)
1,034	(41)	1,271		Exclusion of special items		1,031	1,161
				of which:
250		(246)		- non recurring items		250	(246)
784	(41)	1,517		- other special items		781	1,407
1,394	1,699	1,723	23.6	Adjusted net profit attributable to Eni’s shareholders (a)		5,207	6,869	31.9

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.
For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Full Year 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
environmental charges	30	25	169			1,145			1,369
asset impairments	127	436	76	52	3	8			702
gains on disposal of assets	(241)	4	(16)		5				(248)
risk provisions		78	2			7	8		95
provision for redundancy incentives	97	75	113	26	14	10	88		423
re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which:
- Adjusted net profit of non-controlling interest									1,065
- Adjusted net profit attributable to Eni’s shareholders									6,869

Reported net profit attributableto Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses									(610)
Exclusion of special items:									1,161
- non-recurring (income) charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869

(a)	Excluding special items.

Full Year 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	178	78		1,162
environmental charges		19	72			207			298
asset impairments	618	27	389	121	2	5			1,162
gains on disposal of assets	(270)	(6)	(2)		3	(2)			(277)
risk provisions		115	17			(4)			128
provision for redundancy incentives	31	25	22	10		8	38		134
re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
other						(36)	40		4

Special items of operating profit	364	(112)	537	128	239	178	78		1,412

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3	(7,114)

Tax rate (%)	60.0	30.9	..		23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3	6,157

of which:
- Adjusted net profit of non-controlling interest									950
- Adjusted net profit attributable to Eni’s shareholders									5,207

Reported net profit attributable to Eni’s shareholders									4,367

Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring (income) charges									250
- other special (income) charges									781

Adjusted net profit attributable to Eni’s shareholders									5,207

(a)	Excluding special items.

Fourth Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,799	550	(146)	(163)	350	(1,151)	(162)	(202)	2,875
Exclusion of inventory holding (gains) losses		11	(167)	24					(132)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	229	486	274	65	4	1,108	76		2,242
environmental charges	30	14	133			1,092			1,269
asset impairments	97	426	29	43	3	(1)			597
gains on disposal of assets	(17)	2	(6)		5				(16)
risk provisions		78	2			1	8		89
provision for redundancy incentives	84	64	105	22	4	8	68		355
re-measurement gains/losses on commodity derivatives	31	(60)	7		(8)				(30)
other	4	(38)	4			8			(22)

Special items of operating profit	229	216	274	65	28	1,108	76		1,996

Adjusted operating profit	4,028	777	(39	(74)	378	(43)	(86)	(202)	4,739
Net finance (expense) income (a)	(49)	5				1	(141)		(184)
Net income from investments (a)	(8)	93	(7)	(1)	3	2			82
Income taxes (a)	(2,384)	(231)	(2)	38	(115)		(1)	77	(2,618)

Tax rate (%)	60.0	26.4	..		30.2				56.5
Adjusted net profit	1,587	644	(48)	(37)	266	(40)	(228)	(125)	2,019

of which:
- Adjusted net profit of non-controlling interest									296
- Adjusted net profit attributable to Eni’s shareholders									1,723

Reported net profit attributable to Eni’s shareholders									548

Exclusion of inventory holding (gains) losses									(96)
Exclusion of special items:									1,271
- non-recurring (income) charges									(246)
- other special (income) charges									1,517

Adjusted net profit attributable to Eni’s shareholders									1,723

(a)	Excluding special items.

Fourth Quarter 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	2,411	1,004	(423)	(161)	27	(231)	(99)	(62)	2,466
Exclusion of inventory holding (gains) losses		(9)	(152)	26					(135)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	393	132	379	31	7	165	14		1,121
environmental charges		1	31			162			194
asset impairments	403	27	325	24	2	(1)			780
gains on disposal of assets	8	(1)	(1)		7				13
risk provisions		115	2						117
provision for redundancy incentives	20	13	11	7		4	18		73
re-measurement gains/losses on commodity derivatives	(38)	(23)	11		(2)				(52)
other							(4)		(4)

Special items of operating profit	393	132	379	31	257	165	14		1,371

Adjusted operating profit	2,804	1,127	(196)	(104)	284	(66)	(85)	(62)	3,702
Net finance (expense) income (a)	(57)	4				(16)	(88)		(157)
Net income from investments (a)	24	94	14		20	(1)			151
Income taxes (a)	(1,752)	(373)	64	19	(75)		78	24	(2,015)

Tax rate (%)	63.2	30.4	..		24.7				54.5
Adjusted net profit	1,019	852	(118)	(85)	229	(83)	(95)	(38)	1,681

of which:
- Adjusted net profit of non-controlling interest									287
- Adjusted net profit attributable to Eni’s shareholders									1,394

Reported net profit attributable to Eni’s shareholders									391

Exclusion of inventory holding (gains) losses									(31)
Exclusion of special items:									1,034
- non-recurring (income) charges									250
- other special (income) charges									784

Adjusted net profit attributable to Eni’s shareholders									1,394

(a)	Excluding special items.

Third Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,369	438	(65)	24	327	(58)	(47)	96	4,084
Exclusion of inventory holding (gains) losses		(22)	45	5					28

Exclusion of special items:
environmental charges		7	2						9
asset impairments	1		14			1			16
gains on disposal of assets	(57)	1							(56)
provision for redundancy incentives	5	3	2	2	3	1	8		24
re-measurement gains/losses on commodity derivatives	(23)	19	15		(14)				(3)
other	1		1			2			4

Special items of operating profit	(73)	30	34	2	(11)	4	8		(6)

Adjusted operating profit	3,296	446	14	31	316	(54)	(39)	96	4,106
Net finance (expense) income (a)	(50)	7			(14)		103		46
Net income from investments (a)	16	118	33		10		1		178
Income taxes (a)	(1,933)	(133)	1	(13)	(54)		(5)	(37)	(2,174)

Tax rate (%)	59.3	23.3	..		17.3				50.2
Adjusted net profit	1,329	438	48	18	258	(54)	60	59	2,156

of which:
- Adjusted net profit of non-controlling interest									457
- Adjusted net profit attributable to Eni’s shareholders									1,699

Reported net profit attributable to Eni’s shareholders									1,724

Exclusion of inventory holding (gains) losses									16
Exclusion of special items									(41)

Adjusted net profit attributable to Eni’s shareholders									1,699

(a)	Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

250		(246)	Non-recurring charges (income)	250	(246)
			of which:
250			- expected settlement of TSKJ proceeding	250
		(246)	- settlement/payments on antitrust and other Authorities proceedings		(246)
1,121	(6)	2,242	Other special charges (income):	1,162	2,320
194	9	1,269	environmental charges	298	1,369
780	16	597	asset impairments	1,162	702
13	(56)	(16)	gains on disposal of assets	(277)	(248)
117		89	risk provisions	128	95
73	24	355	provisions for redundancy incentives	134	423
(52)	(3)	(30)	re-measurement gains/losses on commodity derivatives	(287)	(2)
(4)	4	(22)	other	4	(19)

1,371	(6)	1,996	Special items of operating profit	1,412	2,074

	(14)	2	Net finance (income) expense		35
148	(16)	(190)	Net income from investments	179	(324)
			of which:
	(17)	(169)	- gains on disposal of interest		(326)
		8	- impairments		28
(485)	(5)	(537)	Income taxes	(560)	(624)
			of which:
			- tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries	(27)
72			- deferred tax assets E&P	72
(192)		29	- other special items	(192)	29
(365)	(5)	(566)	- taxes on special items of operating profit	(413)	(653)

1,034	(41)	1,271	Total special items of net profit	1,031	1,161

Adjusted operating profit

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

2,804	3,296	4,028	43.7	Exploration & Production	9,484	13,884	46.4
1,127	446	777	(31.1)	Gas & Power	3,901	3,119	(20.0)
(196)	14	(39)	80.1	Refining & Marketing	(357)	(171)	52.1
(104)	31	(74)	28.8	Petrochemicals	(426)	(113)	73.5
284	316	378	33.1	Engineering & Construction	1,120	1,326	18.4
(66)	(54)	(43)	34.8	Other activities	(258)	(205)	20.5
(85)	(39)	(86)	(1.2)	Corporate and financial companies	(342)	(265)	22.5
(62)	96	(202)		Impact of unrealized intragroup profit elimination		(271)
3,702	4,106	4,739	28.0		13,122	17,304	31.9

Net sales from operations

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

6,648	6,648	8,280	24.5	Exploration & Production	23,801	29,497	23.9
7,468	5,812	9,096	21.8	Gas & Power	30,447	29,576	(2.9)
9,066	10,724	12,048	32.9	Refining & Marketing	31,769	43,027	35.4
1,136	1,493	1,474	29.8	Petrochemicals	4,203	6,141	46.1
2,400	2,786	2,787	16.1	Engineering & Construction	9,664	10,581	9.5
21	25	28	33.3	Other activities	88	105	19.3
359	333	419	16.7	Corporate and financial companies	1,280	1,386	8.3
(50)	15	185		Impact of unrealized intragroup profit elimination	(66)	93
(4,971)	(5,132)	(6,367)		Consolidation adjustment	(17,959)	(22,046)
22,077	22,704	27,950	26.6		83,227	98,360	18.2

Operating expenses

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

15,636	15,708	20,798	33.0	Purchases, services and other	58,351	68,972	18.2
				of which:
250		(246)		- non-recurring (income) charges	250	(246)
411	9	1,185		- other special items	537	1,291
1,092	1,091	1,495	36.9	Payroll and related costs	4,181	4,785	14.4
				of which:
73	24	355		- provision for redundancy incentives	134	423
16,728	16,799	22,293	33.3		62,532	73,757	18.0

Gains and losses on non-hedging commodity derivate instruments

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

37	23		Exploration & Production:	16	30
(1)		31	- settled transactions	1	30
38	23	(31)	- re-measurement gains/losses	15
78	11	100	Gas & Power:	81	100
55	30	40	- settled transactions	(211)	130
23	(19)	60	- re-measurement gains/losses	292	(30)
(21)	(16)	(39)	Refining & Marketing:	(64)	(15)
(10)	(1)	(32)	- settled transactions	(25)	(25)
(11)	(15)	(7)	- re-measurement gains/losses	(39)	10
1	1		Petrochemicals:	13	2
1	1		- settled transactions	10	2
			- re-measurement gains/losses	3
(1)	18		Engineering & Construction:	9	14
(3)	4	(8)	- settled transactions	(7)	(8)
2	14	8	- re-measurement gains/losses	16	22
94	37	61	Total	55	131
42	34	31	- settled transactions	(232)	129
52	3	30	- re-measurement gains/losses	287	2

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

2,064	1,577	1,922	(6.9)	Exploration & Production	6,789	6,928	2.0
261	235	258	(1.1)	Gas & Power	981	963	(1.8)
109	73	93	(14.7)	Refining & Marketing	408	333	(18.4)
19	22	22	15.8	Petrochemicals	83	83
111	132	145	30.6	Engineering & Construction	433	513	18.5
		1	..	Other activities	2	2
22	19	23	4.5	Corporate and financial companies	83	79	(4.8)
(5)	(5)	(6)		Impact of unrealized intragroup profit elimination	(17)	(20)
2,581	2,053	2,458	(4.8)	Total depreciation, depletion and amortization	8,762	8,881	1.4
680	16	593	(12.8)	Impairments	1,051	698	(33.6)
3,261	2,069	3,051	(6.4)		9,813	9,579	(2.4)

Net income from investments

(euro million)

Full Year 2010	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) fromequity-accounted investments	92	388	68		(11)	537
Dividends	208	12	44			264
Net gains on disposal	169	141	2	20		332
Other income (expense), net	(29)	42		10		23

	440	583	114	30	(11)	1,156

Income taxes

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010	% Ch.

			Profit before income taxes
(146)	382	(641)	Italy	2,403	1,582	(821)
2,472	3,959	3,617	Outside Italy	9,670	14,958	5,288
2,326	4,341	2,976		12,073	16,540	4,467
			Income taxes
(3)	142	(146)	Italy	1,190	839	(351)
1,651	2,018	2,278	Outside Italy	5,566	8,318	2,752
1,648	2,160	2,132		6,756	9,157	2,401
			Tax rate (%)
2.1	37.2	22.8	Italy	49.5	53.0	3.5
66.8	51.0	63.0	Outside Italy	57.6	55.6	(2.0)
70.9	49.8	71.6		56.0	55.4	(0.6)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2009	Sep. 30, 2010	Dec. 31, 2010	Change vs. Dec. 31, 2009	Change vs. Sep. 30, 2010

Total debt	24,800	26,891	27,783	2,983	892
Short-term debt	6,736	7,197	7,478	742	281
Long-term debt	18,064	19,694	20,305	2,241	611
Cash and cash equivalents	(1,608)	(1,512)	(1,549)	59	(37)
Securities held for non-operating purposes	(64)	(62)	(107)	(43)	(45)
Financing receivables for non-operating purposes	(73)	(56)	(8)	65	48

Net borrowings	23,055	25,261	26,119	3,064	858

Shareholders’ equity including non-controlling interest	50,051	54,116	55,728	5,677	1,612
Leverage	0.46	0.47	0.47	0.01

Bonds maturing in 18-months period starting on December 31, 2010

(euro million)
Issuing entity	Amount at December 31, 2010 (a)

Eni Coordination Center SA	192

192

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in 2010 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Amounts at Dec. 31, 2010 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	euro	1,017	2020	fixed	4.00
Eni SpA	1,000	euro	997	2018	fixed	3.50
Eni SpA	337	US dollar	337	2020	fixed	4.15
Eni SpA	262	US dollar	263	2040	fixed	5.70

			2,614

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on December 31, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

(euro million)

Calculated on a 12-month period ending on December 31, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income	-	-	-	283

Adjusted net profit unlevered	3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,455	25,024	7,560	72,915

Adjusted average capital employed, net	31,409	23,786	7,470	69,901

Adjusted ROACE (%)	12.3	12.3	(2.6)	9.2

GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2009	Sep. 30, 2010	Dec. 31, 2010

ASSETS
Current assets
Cash and cash equivalents	1,608	1,512	1,549
Other financial assets held for trading or available for sale	348	323	380
Trade and other receivables	20,348	21,399	23,555
Inventories	5,495	6,797	6,583
Current tax assets	753	163	467
Other current tax assets	1,270	1,009	937
Other current assets	1,307	1,192	1,410

	31,129	32,395	34,881
Non-current assets
Property, plant and equipment	59,765	64,583	67,133
Inventory - compulsory stock	1,736	1,909	2,024
Intangible assets	11,469	11,466	11,171
Equity-accounted investments	5,828	5,547	5,668
Other investments	416	432	422
Other financial assets	1,148	1,542	1,523
Deferred tax assets	3,558	3,609	4,824
Other non-current receivables	1,938	3,075	3,294
	85,858	92,163	96,059

Assets held for sale	542	860	845
TOTAL ASSETS	117,529	125,418	131,785
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,545	4,563	6,515
Current portion of long-term debt	3,191	2,634	963
Trade and other payables	19,174	20,395	22,488
Income taxes payable	1,291	1,619	1,512
Other taxes payable	1,431	1,932	1,656
Other current liabilities	1,856	1,437	1,639

	30,488	32,580	34,773
Non-current liabilities
Long-term debt	18,064	19,694	20,305
Provisions for contingencies	10,319	10,306	11,651
Provisions for employee benefits	944	1,008	1,031
Deferred tax liabilities	4,907	5,159	5,923
Other non-current liabilities	2,480	2,287	2,175

	36,714	38,454	41,085
Liabilities directly associated with assets held for sale	276	268	199
TOTAL LIABILITIES	67,478	71,302	76,057

SHAREHOLDERS’ EQUITY
Non-controlling interest	3,978	4,246	4,522
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Reserves	46,269	48,662	49,450
Treasury shares	(6,757)	(6,756)	(6,756)
Interim dividend	(1,811)	(1,811)	(1,811)
Net profit	4,367	5,770	6,318
Total Eni shareholders’ equity	46,073	49,870	51,206
TOTAL SHAREHOLDERS’ EQUITY	50,051	54,116	55,728
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,529	125,418	131,785

Group profit and loss account

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

			REVENUES
22,077	22,704	27,950	Net sales from operations	83,227	98,360
284	211	208	Other income and revenues	1,118	956
22,361	22,915	28,158	Total revenues	84,345	99,316

			OPERATING EXPENSES
15,636	15,708	20,798	Purchases, services and other	58,351	68,972
250		(246)	- of which non recurrent (income) expense	250	(246)
1,092	1,091	1,495	Payroll and related costs	4,181	4,785
94	37	61	OTHER OPERATING (CHARGE) INCOME	55	131

3,261	2,069	3,051	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	9,813	9,579

2,466	4,084	2,875	OPERATING PROFIT	12,055	16,111

			FINANCE INCOME (EXPENSE)
1,282	1,318	1,196	Finance income	5,950	6,174
(1,459)	(1,429)	(1,413)	Finance expense	(6,497)	(6,772)
20	171	31	Derivative financial instruments	(4)	(129)
(157)	60	(186)		(551)	(727)

			INCOME (EXPENSE) FROM INVESTMENTS
14	150	95	Share of profit (loss) of equity-accounted investments	393	537
3	47	192	Other gain (loss) from investments	176	619
17	197	287		569	1,156

2,326	4,341	2,976	PROFIT BEFORE INCOME TAXES	12,073	16,540
(1,648)	(2,160)	(2,132)	Income taxes	(6,756)	(9,157)
678	2,181	844	Net profit	5,317	7,383

			Attributable to:
391	1,724	548	- Eni’s shareholders	4,367	6,318
287	457	296	- Non-controlling interest	950	1,065
678	2,181	844		5,317	7,383

			Earnings per share attributable to Eni’s shareholders (euro per share)
0.11	0.48	0.15	Basic	1.21	1.74
0.11	0.48	0.15	Diluted	1.21	1.74

Comprehensive income

(euro million)

Full Year 2009	Full Year 2010

Net profit	5,317	7,383
Other items of comprehensive income:
- foreign currency translation differences	(869)	2.169
- change in the fair value of cash flow hedging derivatives	(481)	443
- change in the fair value of available-for-sale securities	1	(9)
- share of "Other comprehensive income" on equity-accounted entities	2	(10)
- taxation	202	(175)
	(1,145)	2,418

Total comprehensive income	4,172	9,801
Attributable to:
- Eni’s shareholders	3,245	8,699
- Non-controlling interest	927	1,102
	4,172	9,801

Changes in shareholders' equity

(euro million)

Shareholders’ equity at December 31, 2009		50,051
Total comprehensive income	9,801
Dividends paid to Eni’s shareholders	(3,622)
Dividends paid by consolidated subsidiaries to non-controlling interest	(514)
Effect of GreenStream BV deconsolidation	(37)
Effect of controlling interest acquisition in Altergaz	(19)
Stock options expired	(6)
Cost related to stock options	7
Net sale of treasury shares of consolidated subsidiaries	37
Other changes	30
Total changes		5,677

Shareholders’ equity at December 31, 2010		55,728

Attributable to:
- Eni’s shareholders		51,206
- Non-controlling interest		4,522

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

678	2,181	844	Net profit	5,317	7,383
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,581	2,053	2,458	Depreciation, depletion and amortization	8,762	8,881
680	16	593	Impairments of tangible and intangible assets, net	1,051	698
(14)	(150)	(95)	Share of loss of equity-accounted investments	(393)	(537)
58	(135)	(173)	Gain on disposal of assets, net	(226)	(552)
(9)	(18)	(4)	Dividend income	(164)	(264)
(46)	(41)	9	Interest income	(352)	(96)
171	142	155	Interest expense	603	571
1,648	2,160	2,132	Income taxes	6,756	9,157
3	(277)	11	Other changes	(319)	(39)
			Changes in working capital:
144	(243)	283	- inventories	52	(1,150)
(1,064)	331	(2,259)	- trade receivables	1,431	(1,842)
(206)	(971)	2,796	- trade payables	(2,559)	2,772
466	(381)	915	- provisions for contingencies	517	588
(989)	(534)	(1,776)	- other assets and liabilities	(636)	(2,094)
(1,649)	(1,798)	(41)	Cash flow from changes in working capital	(1,195)	(1,726)
(8)		12	Net change in the provisions for employee benefits	16	21
171	171	240	Dividends received	576	799
317	(1)	53	Interest received	594	126
(315)	(10)	(182)	Interest paid	(583)	(600)
(2,785)	(1,884)	(2,866)	Income taxes paid, net of tax receivables received	(9,307)	(9,128)
1,481	2,409	3,146	Net cash provided from operating activities	11,136	14,694
			Investing activities:
(3,456)	(2,530)	(3,363)	- tangible assets	(12,032)	(12,308)
(438)	(321)	(549)	- intangible assets	(1,663)	(1,562)
(11)	(102)	(41)	- consolidated subsidiaries and businesses	(25)	(143)
(32)	(84)	(68)	- investments	(230)	(267)
33		(37)	- securities	(2)	(50)
(204)	60	(290)	- financing receivables	(972)	(866)
171	11	290	- change in payables and receivables in relation to investments and capitalized depreciation	(97)	261
(3,937)	(2,966)	(4,058)	Cash flow from investments	(15,021)	(14,935)
			Disposals:
7	38	21	- tangible assets	111	272
2	31	21	- intangible assets	265	57
		167	- consolidated subsidiaries and businesses		215
19	38	2	- investments	3,219	569
11	12	(24)	- securities	164	14
156	55	291	- financing receivables	861	841
60	(22)	56	- change in payables and receivables in relation to disposals	147	2
255	152	534	Cash flow from disposals	4,767	1,970
(3,682)	(2,814)	(3,524)	Net cash used in investing activities (*)	(10,254)	(12,965)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

4,874	1,307	1,278	Proceeds from long-term debt	8,774	2,953
(662)	405	(2,585)	Repayments of long-term debt	(2,044)	(3,327)
(2,045)	378	1,855	Increase (decrease) in short-term debt	(2,889)	2,646
2,167	2,090	548		3,841	2,272
			Net capital contributions by non-controlling interest	1,551
	4	17	Net acquisition of treasury shares different from Eni SpA	9	37
(3)			Acquisition of additional interests in consolidated subsidiaries	(2,068)
	(1,811)		Dividends paid to Eni’s shareholders	(4,166)	(3,622)
(86)	(1)	(160)	Dividends paid by consolidated subsidiaries to non-controlling interest	(350)	(514)
2,078	282	405	Net cash used in financing activities	(1,183)	(1,827)
(13)	(40)	10	Effect of exchange rate changes on cash and cash equivalents and other changes	(30)	39
(136)	(163)	37	Net cash flow for the period	(331)	(59)
1,340	1,675	1,512	Cash and cash equivalents - beginning of the period	1,939	1,608
1,608	1,512	1,549	Cash and cash equivalents - end of the period	1,608	1,549

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:
(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

			Financing investments:
28		(37)	- securities	(2)	(50)
(36)		(11)	- financing receivables	(36)	(13)
(8)		(48)		(38)	(63)
			Disposal of financing investments:
(4)	6	(9)	- securities	123	5
25	6	13	- financing receivables	311	32
21	12	4		434	37
13	12	(44)	Net cash flows from financing activities	396	(26)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

			Effect of investment of companies included in consolidation and businesses
3	72	319	Current assets	7	428
33	2	136	Non-current assets	47	297
2	11	(35)	Net borrowings	4	13
(25)	(63)	(291)	Current and non-current liabilities	(29)	(457)
13	22	129	Net effect of investments	29	281
		(7)	Non-controlling interest		(7)
	(11)	(65)	Fair value of investments held before the acquisition of control		(76)
13	11	57	Purchase price	29	198
			less:
(2)	(11)	(16)	Cash and cash equivalents	(4)	(55)
11		41	Cash flow on investments	25	143

			Effect of disposal of consolidated subsidiaries and businesses
	80	2	Current assets		82
	696	159	Non-current assets		855
	(282)	15	Net borrowings		(267)
	(136)	(166)	Current and non-current liabilities		(302)
	358	10	Net effect of disposals		368
	(149)		Fair value of non-controlling interest retained after disposals		(149)
	140	169	Gains on disposal		309
	(46)		Non-controlling interest		(46)
	303	179	Selling price		482
			less:
	(255)	(12)	Cash and cash equivalents		(267)
	48	167	Cash flow on disposals		215

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	% Ch. 4 Q. 10 vs 4 Q. 09	Full Year 2009	Full Year 2010	% Ch.

2,490	1,967	2,573	3.3	Exploration & Production	9,486	9,690	2.2
591	393	615	4.1	Gas & Power	1,686	1,685	(0.1)
254	63	381	50.0	Refining & Marketing	635	711	12.0
64	54	126	96.9	Petrochemicals	145	251	73.1
409	374	386	(5.6)	Engineering & Construction	1,630	1,552	(4.8)
25	2	1	(96.0)	Other activities	44	22	(50.0)
22	26	33	50.0	Corporate and financial companies	57	109	91.2
39	(28)	(203)		Impact of unrealized intragroup profit elimination	12	(150)
3,894	2,851	3,912	0.5		13,695	13,870	1.3

In the fourth quarter of 2010, capital expenditure amounting to euro 3,912 million (euro 13,870 million in the full year) related mainly to:

-	development activities deployed mainly in Kazakhstan, Algeria, the Unites States, Egypt, Congo and Norway and exploratory activities of which 97% was spent outside Italy, primarily in Nigeria, Angola, Norway and China;
-	upgrading of the fleet used in the Engineering & Construction division (euro 386 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 300 million) and distribution network (euro 135 million), as well as development and increase of storage capacity (euro 84 million), as well as the ongoing development of power generation plants (euro 40 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 251 million), as well as building and upgrading service stations in Italy and outside Italy (euro 125 million).

Capital expenditures by division

EXPLORATION & PRODUCTION
(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

213	169	184	Italy	749	680
204	226	320	Rest of Europe	792	977
468	437	546	North Africa	2,058	2,675
898	447	606	West Africa	2,495	2,276
248	274	264	Kazakhstan	1,113	1,045
209	122	164	Rest of Asia	663	538
187	238	446	America	1,129	1,316
63	54	43	Australia and Oceania	487	183

2,490	1,967	2,573		9,486	9,690

GAS & POWER
(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

73	50	88	Marketing and Power generation	175	248
510	340	519	Regulated businesses in Italy	1,479	1,420
358	200	300	- Transport	919	842
70	70	135	- Distribution	278	328
82	70	84	- Storage	282	250
8	3	8	International transport	32	17

591	393	615		1,686	1,685

REFINING & MARKETING
(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

174	(6)	251	Refining, Supply and Logistic	436	446
75	64	125	Marketing	172	246
5	5	5	Other activities	27	19

254	63	381		635	711

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

1,886	1,705	1,954	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,769	1,815
173	182	182	Italy		169	183
255	200	236	Rest of Europe		247	222
565	549	688	North Africa		573	602
421	407	403	West Africa		360	400
117	85	117	Kazakhstan		115	108
130	125	155	Rest of Asia		135	131
209	128	145	America		153	143
16	29	28	Australia and Oceania		17	26
1,886	1,679	1,924	Production of oil and natural gas net of updating the natural gas conversion rate		1,769	1,789
166.8	151.7	173.6	Production sold (a)	(mmboe)	622.8	638.0
166.8	149.5	171.0	Production sold net of updating the natural gas conversion rate (a)		622.8	628.8

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

1,073	948	1,049	Production of liquids (a)	(kbbl/d)	1,007	997
61	61	63	Italy		56	61
138	111	129	Rest of Europe		133	121
281	282	329	North Africa		292	301
349	322	302	West Africa		312	321
72	51	72	Kazakhstan		70	65
50	42	74	Rest of Asia		57	48
116	68	71	America		79	71
6	11	9	Australia and Oceania		8	9

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

4,668	4,203	5,021	Production of natural gas (a) (b)	(mmcf/d)	4,374	4,540
645	672	658	Italy		653	673
673	498	592	Rest of Europe		655	559
1,629	1,482	1,990	North Africa		1,614	1,673
411	470	564	West Africa		274	442
261	186	250	Kazakhstan		259	237
458	459	447	Rest of Asia		445	464
534	333	414	America		425	396
57	103	106	Australia and Oceania		49	96

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (342 and 318 mmcf/d in the fourth quarter 2010 and 2009, respectively, 318 and 300 mmcf/d in 2010 and 2009, respectively, and 305 mmcf/d in the third quarter 2010).
(c)	From April 1, 2010, the natural gas conversion factor from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). For further information see page 8.

Petrochemicals

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

			Sales of petrochemical products	(euro million)
503	702	648	Basic petrochemicals		1,832	2,833
584	759	771	Polymers		2,179	3,126
49	32	55	Other revenues		192	182

1,136	1,493	1,474			4,203	6,141

			Production	(ktonnes)
1,080	1,188	1,136	Basic petrochemicals		4,350	4,860
575	588	560	Polymers		2,171	2,360

1,655	1,776	1,696			6,521	7,220

Engineering & Construction

(euro million)

Fourth Quarter 2009	Third Quarter 2010	Fourth Quarter 2010	Full Year 2009	Full Year 2010

			Orders acquired
1,681	1,436	1,241	Offshore construction	5,089	4,600
891	913	2,050	Onshore construction	3,665	7,744
355	167	10	Offshore drilling	585	326
41	48	11	Onshore drilling	578	265

2,968	2,564	3,312		9,917	12,935

(euro million)
	Dec. 31, 2009	Dec. 31, 2010

Order backlog	18,730	20,505

Eni SpA parent company preliminary accounts for 2010

PROFIT AND LOSS

(euro million)

Full Year 2009	Full Year 2010	% Ch.

Net sale from operations	32,542	35,251	8.3
Other income and revenues	270	273	1.1
Operating expenses	(30,293)	(34,168)	(12.8)
- of which non-recurring items		270
Other operating income (expense)	(163)	4	..
Depreciation, depletion, amortization and impairments	(1,053)	(923)	12.3

Operating profit	1,303	437	(66.5)
Finance income (expense)	(345)	(122)	64.6
Net income from investments	4,753)	5,943	25.0
- of which non-recurring items	(250)	(24)

Profit before income taxes	5,711	6,258	9.6
Income taxes	(650)	(79)	87.8
Net profit	5,061	6,179	22.1

BALANCE SHEET

(euro million)

Dec. 31, 2009	Dec. 31, 2010	Change

Fixed assets
Property, plant and equipment	5,930	6,161	231
Inventories - compulsory stock	1,637	1,957	320
Intangible assets	988	994	6
Equity-accounted investments and other investments	29,374	31,924	2,550
Receivables and securities held for operating purposes	10,804	12,284	1,480
Net payables related to capital expenditures	(330)	(143)	187

	48,403	53,177	4,774
Net working capital	(836)	1,549	2,385
Provisions for employee post-retirement benefits	(306)	(306)
Net assets held for sale including related liabilities	911	6	(905)
CAPITAL EMPLOYED, NET	48,172	54,426	6,254

Shareholders’ equity	32,144	34,724	2,580
Net borrowings	16,028	19,702	3,674

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,172	54,426	6,254

Eni’s activities in Libya

San Donato Milanese (Milan), February 22, 2011 - With reference to the current situation in Libya, certain oil and gas activities in the country have been temporarily suspended in precautionary way. Security measures on those facilities have been undertaken.

None of the plants for production and treatment of hydrocarbons in the country has suffered any damage.

The repatriation of the employees and their relatives, which started yesterday, will be completed in the next hours. 34 employees will remain in Libya, some in the operating plants and others in Tripoli.

Eni has also reinforced its security measures for the safeguarding of people and facilities and is continuously monitoring the situation.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Greenstream pipeline activity

San Donato Milanese (Milan), February 22, 2011 - Following the temporary suspension of some gas activities in Libya, supplies of natural gas from Libya through the Greenstream pipeline have been suspended.

However, Eni is still able to meet its customers’ demand for gas.

Currently Libya supplies around 10% of Italy’s gas needs.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com